    As filed with the Securities and Exchange Commission on August 24, 1999.
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                             CONNETICS CORPORATION
             (Exact name of Registrant as specified in its charter)

              Delaware              3400 West Bayshore Road       94-3173928
   (State or other jurisdiction of    Palo Alto, CA 94303      (I.R.S. Employer
   incorporation or organization)       (650) 843-2800      Identification Number)

(Address, including zip code, and telephone number, including area code, of the
                   Registrant's principal executive offices)

                                ----------------

                               Thomas G. Wiggans
                     President and Chief Executive Officer
                             Connetics Corporation
                            3400 West Bayshore Road
                              Palo Alto, CA 94303
                                 (650) 843-2800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                   Copies to:

         Christopher D. Mitchell, Esq.                      Richard R. Plumridge, Esq.
              Jason Altieri, Esq.                                 Arun Jha, Esq.
             Terence Roberts, Esq.                       Brobeck, Phleger & Harrison LLP
        Wilson Sonsini Goodrich & Rosati                 370 Interlocken Blvd., Suite 500
            Professional Corporation                        Broomfield, Colorado 80021
               650 Page Mill Road                                 (303) 410-2000
          Palo Alto, California 94304
                 (650) 493-9300

                                ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ----------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
                                                           Proposed
                                              Proposed      Maximum
 Title of Each Class of        Amount         Maximum      Aggregate   Amount of
    Securities to be           to be       Offering Price  Offering   Registration
       Registered          Registered(1)    Per Share(1)   Price(1)       Fee
----------------------------------------------------------------------------------
Common Stock, $0.001 par
 value.................   4,600,000 Shares     $6.00      $27,600,000    $7,673
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices as reported on the Nasdaq National Market on August 20 1999.

  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PRELIMINARY PROSPECTUS              Subject to completion, dated August 24, 1999
--------------------------------------------------------------------------------

4,000,000 Shares

Connetics Corporation Logo

Common Stock

--------------------------------------------------------------------------------

We are offering 4,000,000 shares of our common stock to be sold in this offering.

Our common stock is quoted on the Nasdaq National Market under the symbol "CNCT." On August 23, 1999, the last reported sale price of our common stock was $5.75 per share.

Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                          Per
                                         Share  Total
-----------------------------------------------------
Public offering price                    $      $
-----------------------------------------------------
Underwriting discounts and commissions   $      $
-----------------------------------------------------
Proceeds, before expenses, to Connetics  $      $
-----------------------------------------------------

The Underwriters may also purchase up to 600,000 shares of common stock from us at the offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. This option may be exercised to cover over-allotments, if any. If the option is exercised in full, the total
underwriting discounts and commissions will be $     , and the total proceeds,
before expenses, to Connetics will be $      .

The Underwriters are offering the common stock as set forth under
"Underwriting." Delivery of the shares will be made on or about           ,
1999.

Warburg Dillon Read LLC

                               Hambrecht & Quist

                                                      Raymond James & Associates

  Connetics(R), Ridaura(R), ConXn(R), and the interlocking globe design are registered trademarks of Connetics. We also own the trademarks Luxiq(TM) and OLUX(TM). ACTIMMUNE(R) is a registered trademark of Genentech, Inc. All other trademarks or service marks appearing in this prospectus are the property of their respective companies.

                               Prospectus Summary
--------------------------------------------------------------------------------

  This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." Except as otherwise noted, all information in this prospectus assumes no exercise of the Underwriters' over-allotment option. References in this prospectus to "Connetics," "the Company," "we," "our" and "us" Refer to Connetics Corporation, a Delaware corporation. Our principal executive offices are located at 3400 West Bayshore Road, Palo Alto, CA 94303. Our telephone number is (650) 843-2800.

Our Business

  We are a pharmaceutical company focused on late-stage product development and commercialization for dermatology and other specialty medical markets. We believe we have a competitive advantage due to our focused marketing and sales force, our expertise in developing products in an efficient manner, and our commitment to pursuing the development and commercialization of innovative products with significant commercial potential. We currently market three products, and our goal is to continue to increase revenues with our existing, as well as future, products. The status of our development and commercialization activities is as follows:

  Dermatology products:

     . Luxiq foam--marketed for the treatment of mild to moderate scalp dermatoses

     . OLUX foam--new drug application submitted for the treatment of moderate to severe scalp dermatoses

     . Ketoconazole foam--in development for the treatment of topical fungal diseases

  ConXn (recombinant human relaxin) development programs:

     . Scleroderma--pivotal Phase II/III trial ongoing

     . Infertility--Phase I/II trials scheduled to begin in late 1999

     . Peripheral vascular disease and organ fibroses--preclinical development ongoing

  Other commercialized products:

     . Ridaura--marketed for the treatment of rheumatoid arthritis

     . Actimmune--marketed for the treatment of infections resulting from chronic granulomatous disease, a rare congenital autoimmune disease

Our Dermatology Products and Markets

  We believe that the prescription dermatology market offers an attractive opportunity in the pharmaceutical industry because it is a large market with annual U.S. sales of approximately $2.7 billion comprised of mostly small products with annual sales of less than $50 million per product. Due to several factors including industry consolidation, pricing and profit pressures and the high cost of developing new pharmaceuticals, major pharmaceutical companies are increasingly focused on products and markets that offer the potential for higher revenues. This shift presents an attractive commercial opportunity for a focused, specialty pharmaceutical company, like us, to establish a meaningful presence and to build market share.

  We believe there is substantial opportunity for product innovation in the dermatology sector. Many existing therapies have limited efficacy due to poor delivery vehicles or due to unappealing cosmetic attributes that discourage patient compliance. As a result, dermatologists and their patients are highly responsive to new methods of applying topical therapies. We are committed to developing and bringing to market products that offer both superior delivery properties and cosmetic elegance. For example, we are developing a family of products based on a proprietary foam delivery vehicle. We believe that our foam-based dermatology products offer significant advantages over conventional therapies. These advantages include improved efficacy due to higher absorption and more localized delivery of the active agent. In addition, the foam is cosmetically elegant as it is non-staining, non-greasy and quick drying. All of these factors may lead to increased patient compliance. By capitalizing on product innovation like our foam technology, we believe we can capture market share from existing products and provide products for patients who otherwise may not seek treatment.

  Luxiq, which is marketed, and OLUX, which is awaiting FDA clearance, are unique foam formulations of currently marketed topical steroids. The 1998 annual U.S. sales for mid, high and super-high potency steroid products was approximately $640 million. Our other foam product in development, ketoconazole foam, is a topical anti-fungal drug. The 1998 annual sales in the United States for topical anti-fungal products were approximately $500 million.

  The dermatology market, like other specialty medical markets, is comprised of a relatively small number of treating physicians. In the United States, approximately 6,000 dermatologists account for 90% of prescriptions written by dermatologists. This concentrated physician base enables us to effectively address the market with a focused sales and marketing force. We believe one of our major assets is our well trained, highly experienced, 52 person sales and marketing organization. We are committed to commercializing products in the United States through our own sales and marketing activities and providing top quality, consumer-oriented promotional support for our products. In doing so, we are establishing prominence in the dermatology community and working to build a substantial commercial operation.

Our ConXn Development Programs

  In addition to our dermatology business, we believe the successful development of ConXn represents a significant commercial opportunity. Relaxin is a natural hormone for which many years of safety and efficacy data exist. Relaxin is known to help lessen the hardening or fibrosis of skin and connective tissue and to stimulate new blood vessel growth. It may potentially serve as a treatment for numerous indications. We are developing ConXn for the treatment of scleroderma, infertility, peripheral vascular disease and organ fibroses.

  Our most advanced ConXn development program is for the treatment of scleroderma. Scleroderma is a debilitating disease that may result in massive hardening of the skin and organs and in its most severe form can be life threatening. To our knowledge, ConXn is the only drug to produce statistically significant efficacy in a Phase II, double-blinded, placebo-controlled trial for treatment of the most serious form of scleroderma. We are currently conducting a pivotal Phase II/III trial. We expect the trial enrollment to be completed by the end of 1999 and to announce the results of the trial by the end of 2000.

  We plan to commercialize ConXn in the United States ourselves and we have entered into three corporate partnerships for the development and commercialization of relaxin outside the United States with Medeva plc for Europe, Suntory Ltd. for Japan and Paladin Labs, Inc. for Canada. Combined, these partnerships may provide up to $52 million of license, development, milestone and equity payments to us, plus royalties on future sales by our partners.

Other Products

  In addition, we currently market Ridaura and Actimmune, both of which provide revenues and cash flows for us. Ridaura acquired from the SmithKline Beecham Corporation was our first marketed product and approved an opportunity for us to initially establish a sales and marketing organization. Actimmune licensed from Genentech, Inc. is being commercialized through an agreement with InterMune Pharmaceuticals, Inc. While we will continue to market these products, we have shifted our business focus to our dermatological products and ConXn.

                                  The Offering

  The following information assumes that the Underwriters do not exercise the option granted by us to purchase additional shares in the offering.

 Common stock offered by us................. 4,000,000 shares
 Common stock to be outstanding after the
  offering.................................. 25,517,419 shares
 Nasdaq National Market symbol.............. CNCT
 Use of proceeds............................ For general corporate purposes, including increasing
                                             commercialization infrastructure,
                                             expanding dermatology pipeline
                                             through product in-license or
                                             acquisition, broadening ConXn
                                             development activities and
                                             working capital.

  We are obligated to issue shares of our common stock upon exercise of options and warrants outstanding at July 31, 1999, in addition to the shares of common stock to be outstanding after this offering. These shares, when issued, will include:

  . 3,355,356 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 2,753,148 shares were issuable upon exercise of outstanding options at July 31, 1999.

  . 1,373,681 shares of common stock issuable upon exercise of outstanding warrants and non-plan stock options outstanding at July 31, 1999.

                 Summary of Consolidated Financial Information
                     (in thousands, except per share data)

  The "As Adjusted" balance sheet data reflect the receipt of the net proceeds from the sale of 4,000,000 shares of our common stock at an assumed price to
the public of $           per share, after deducting the underwriting discounts
and commissions and estimated offering expenses.

                                                                           Six Months Ended
                                    Year Ended December 31,                    June 30,
                          -----------------------------------------------  ------------------
                           1994      1995      1996      1997      1998      1998      1999
                          -------  --------  --------  --------  --------  --------  --------
Consolidated Statement of
 Operations Data:
Total revenues..........  $   --   $    --   $    428  $  6,803  $  9,121  $  4,819  $ 14,262
Operating loss..........   (7,753)  (10,384)  (18,761)  (27,598)  (26,099)  (13,936)  (10,830)
Net loss................   (7,850)  (10,372)  (18,514)  (27,935)  (26,595)  (14,264)  (10,714)
Basic and diluted net
 loss per share.........  $   --   $  (2.34) $  (2.71) $  (2.69) $  (1.61) $  (0.95) $  (0.50)
Shares used in computing
 basic and diluted net
 loss per share.........      --      4,434     6,825    10,412    16,533    15,081    21,235

                                                               June 30, 1999
                                                            -------------------
                                                            Actual  As Adjusted
                                                            ------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments.......... $15,971
Working capital............................................   6,575
Total assets...............................................  25,244
Debt and capital lease obligations, less current portion...   3,467
Total stockholders' equity.................................   8,052

                                  RISK FACTORS
--------------------------------------------------------------------------------

  You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition or results of operation could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our future revenues depend on Luxiq, a recently introduced product, and OLUX, for which we have submitted a new drug application. If these products fail to gain acceptance with dermatologists and patients, our business will be harmed.

  We received marketing clearance from the U.S. Food and Drug Administration
(FDA) in March 1999 for the use of Luxiq to treat mild to moderate scalp dermatoses. In July 1999, we submitted a new drug application to the FDA for OLUX, a product for the treatment of moderate to severe scalp dermatoses. We will not be able to begin selling OLUX in the United States unless and until we receive FDA approval to market this drug. Our future revenues will depend upon dermatologist and patient acceptance of Luxiq, and OLUX if it receives regulatory clearance. Factors that could affect acceptance of Luxiq and OLUX include:

  . satisfaction with existing alternative therapies;

  . the effectiveness of our sales and marketing efforts;

  . undesirable and unforeseeable side effects; and

  . the cost of the product as compared with alternative therapies.

  Since Luxiq was only recently introduced, we will need additional sales history before we can complete a meaningful assessment of the acceptance of Luxiq into the U.S. dermatology market. OLUX must receive FDA clearance before we can sell in the United States, and, accordingly, we will be unable to assess acceptance of OLUX until we begin commercial sales. If Luxiq and OLUX do not achieve or sustain market acceptance, our revenues will not increase and our business, financial condition and results of operations will be adversely affected.

Our future success is dependent upon our ability to demonstrate clinical efficacy of, obtain regulatory approval for and commercialize ConXn, our recombinant human relaxin product.

  ConXn, the recombinant human relaxin product that we are developing, is critical to our future success. We initiated a 200-patient, Phase II/III pivotal trial of ConXn for the treatment of diffuse scleroderma in February 1999. In order to complete the development of ConXn, we will need, at a minimum, to:

  . demonstrate the safety and efficacy of ConXn in this clinical study; and

  . submit a biologic license application to the FDA for the purpose of obtaining approval to market ConXn in the United States.

  We cannot assure you that the current ConXn clinical trial will be successful or that we will be able to submit a biologic license application for ConXn. Furthermore, even if the clinical data support the submission of a biologic license application, we cannot assure you that the FDA will approve this application for the indications for which we submit or at all. Furthermore, we may encounter unforeseen delays in the regulatory approval process.

  If we are able to demonstrate the safety and efficacy of ConXn and obtain FDA approval, our ability to commercialize ConXn will also depend upon additional factors including the following:

  . our ability to secure reliable, cost effective manufacturing for ConXn;
    and

  . the ability of ConXn to generate market acceptance among physicians and patients.

  If we are unable to complete the development of and obtain regulatory approval for ConXn and successfully introduce ConXn, our future prospects and results of operations would be materially and adversely affected.

We have additional development objectives that we need to achieve with respect to ConXn, including development of alternative delivery systems, and our current supplies of ConXn are limited.

  In addition to demonstrating the safety and efficacy of ConXn in our current clinical trial, we must meet several additional major development objectives for ConXn. In particular, we may need to develop an alternative means of delivering the drug. In the current clinical trials, ConXn is being delivered through the use of an infusion pump. For a serious and life threatening condition, such as diffuse scleroderma, this method of delivery may be acceptable. However, we are pursuing other indications for ConXn, such as treatment of infertility and peripheral vascular disease, which are not life threatening conditions. For these indications, it will be necessary for us to develop an alternative delivery system. The known biological properties of the relaxin molecule may decrease the availability of certain delivery systems. If we are not able to develop a suitable alternative delivery system for ConXn, our ability to develop ConXn for indications that are not life threatening would be adversely affected. In this event, the long-term commercial potential of ConXn would be materially and adversely affected.

  We are currently have limited availability of ConXn because we are exhausting existing supplies in connection with our current clinical trial and our contract manufacturer has not yet initiated larger scale manufacturing. We will be unable to obtain additional supplies of ConXn until larger scale manufacturing is initiated, which will limit the number and extent of ConXn clinical studies we can conduct in the near term.

We acquire and commercialize late-stage development and marketed products. Our failure to successfully acquire, develop and exploit these products may materially harm our business.

  A significant part of our overall strategy is to exclusively license or acquire marketed or late-stage development products in our targeted therapeutic areas. The acquisitions of rights to our products (Luxiq, OLUX, Actimmune, and Ridaura) reflect this strategy. Competition to acquire potentially attractive products is likely to be intense, and we may not be able to acquire products in the future on acceptable terms, in which case our future revenues and results of operations may be adversely affected.

  Some of the products we acquire cannot be commercialized until we obtain regulatory clearance. If we are unable to obtain regulatory approvals, or if approvals take longer than anticipated to obtain or if we are limited in the marketing or labeling claims we are permitted to make, our business would be harmed. If we are unable to effectively manage the integration of acquired products into our product line and to market and sell such products successfully, our revenues will not grow or may decline and our results of operations will be harmed. In addition, if newly-acquired products do not achieve the clinical or marketing results that we expect of them at the time of acquisition or if any of our licenses are terminated, our business will be harmed.

We have a history of losses and have only recently begun to market products. As a result, our ability to achieve and sustain profitability is highly uncertain.

  We have incurred operating and net losses every year since our inception. We had net losses of $26.6 million in 1998 and $10.7 million in the six months ended June 30, 1999. Our accumulated deficit was $103.2 million at June 30, 1999. We expect to incur additional losses for at least the next few years. We cannot assure you that we will achieve profitability and, if we do reach profitability, we may not be able to sustain it. Our ability to reach, and sustain profitability, will depend upon the success of our current products and our products under development.

  In particular, if our current ConXn clinical trial is successful, we would incur significant additional expenditures associated with pursuing regulatory approval and eventual commercialization of ConXn which would extend the date as of which we could first achieve profitability.

Future sales of shares of common stock by large stockholders could lower the market price for our common stock.

  A significant percentage of our shares are held by large stockholders that include venture capital and other private institutional investors, companies with whom we have product development collaborations and companies from whom we have acquired technology or products. In most cases, the holders of these shares can resell them in the public securities markets under Securities and Exchange Commission Rule 144 or under an effective registration statement or are entitled to require us to register their securities for resale. Accordingly, we cannot control the timing of sales of shares of our common stock by these stockholders, and one or more of these stockholders may seek to sell a large block of shares of our common stock at any time. In addition, since certain of these stockholders are companies rather than financial investors, they may have objectives with respect to their interest in us that may differ from those of purely financial investors. Any sale or attempted sale of a large block of shares of our common stock, particularly in light of the trading volume in our common stock, would likely cause the market price of our common stock to decline significantly.

Because our product line is new and limited, our future success is difficult to predict and revenues may fluctuate from period to period.

  We have a new and limited product line whose market acceptance remains uncertain. As a result, our quarterly and annual operating results are difficult to predict and may fluctuate significantly in the future depending on factors such as:

  . the timing of market acceptance of our products;

  . the timing and shipment of orders for Luxiq, Ridaura and Actimmune;

  . changes in competitors' pricing policies;

  . the mix of distribution channels through which current and future products are sold; and

  . our ability to obtain sufficient raw materials and an effective supply chain for our products.

After this offering is completed, we may need to raise additional funds. If we are unable to raise additional funds when needed, our business will suffer.

  We believe that the net proceeds of this offering, together with our existing cash, cash equivalents, short term investments and product and contract revenues, will be sufficient to fund our operating and working capital requirements for at least the next 18 months. Accordingly, we may need to raise additional funding after this offering. In particular, if our ConXn clinical trial is successful, our working capital needs will increase as we will incur additional regulatory and commercialization expenses for ConXn. In this event, we would need to raise additional funds. Alternative financing strategies may include, but are not limited to:

  . equity or debt offerings;

  . partnering relationships with larger pharmaceutical companies; and

  . debt instruments, including bank credit facilities and capital and operating leases.

  In addition, if we do not raise the full amount contemplated in this offering, it is likely that we may need to raise additional funds sooner than anticipated. If we are unable to raise additional funds when needed, we may not be able to market our products as planned, or continue development of our other products, which would materially and adversely affect our business, financial condition and results of operations.

  If we need to raise additional money to fund our operations, we cannot be certain that funding from any source will be available to us on acceptable terms, or at all. The amount and the timing of raising additional funds will depend primarily upon our ability to obtain needed regulatory clearances and generate revenues from the sale of our products now approved or currently in development. Our inability to obtain any additional funding on reasonable terms would cause our business, financial condition and results of operations to suffer.

We rely on corporate partners to fund the development of our product development. The failure of our partners to fund our products will harm our business.

  We depend on licensing agreements with our corporate partners in order to successfully develop and commercialize our products. We also generate revenue by licensing out our products to third parties for specific territories and indications. This reliance on third parties for our current and future success carries several risks, including the possibilities that:

  . a product development contract may expire or a relationship may be terminated, and we will not be able to attract a satisfactory alternative partner within a reasonable time;

  . a partner involved in the development of our products does not commit sufficient capital to successfully develop our products; or

  . we may be contractually bound to terms that, in the future, are not commercially favorable to us.

  If any of these risks actually occur, our business, financial condition and results of operations will be harmed.

Our stock price is volatile and the value of your investment could decline significantly.

  The market prices for securities of pharmaceutical and biotechnology companies, particularly such companies with market capitalizations below $500 million, have been and are likely to continue to be highly volatile. The following factors may have a significant impact on the market price of our common stock:

  . announcements of technological innovations or new commercial products by us or our competitors;

  . developments concerning the progress of our clinical trials, including, in particular, clinical trials of ConXn;

  . publicity regarding actual or potential medical results relating to products under development by us or our competitors;

  . competitive developments, including the introduction of products by our competitors that render our marketed products or products under development obsolete or less competitive;

  . regulatory developments in the United States and foreign countries;

  . changes in the recommendations of securities market analysts regarding our securities and others in our sector;

  . public concern as to the safety of biotechnology products; and

  . economic and other external factors.

  If any of the above factors should occur, our stock price could fluctuate and the value of your investment may decline significantly.

Clinical trials are inherently unpredictable and our failure to successfully implement and complete them will harm our business.

  In February 1999, we commenced a pivotal Phase II/III trial of ConXn for the treatment of diffuse scleroderma, and in July 1999 we filed an investigational new drug application to commence clinical trials of ConXn for the treatment of infertility. We cannot be certain that we will be able to start any future trials or successfully complete them once started. If we are unable to commence clinical trials as planned, complete the clinical trials or demonstrate the safety and efficacy of our products, our business will be harmed. Even if a product from our research and development programs performs favorably in clinical trials, the FDA may not approve it.

  In addition, because we will, in a number of cases, rely on contractual rights to access data collected by other companies in clinical trials, we are dependent on the continued satisfaction by such parties of their contractual obligations to provide such access and cooperate with us in the execution of successful filings with the FDA. There can be no assurance that the FDA will permit such reliance. If we are unable to rely on clinical data collected by others, we could be required to repeat clinical trials, which could significantly delay commercialization, and require significantly greater capital.

  Before any company can obtain regulatory approval for the commercial sale of its products under development, it must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in the target indication for which approval is sought. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in later-stage testing. In particular, there can be no assurance that our current ConXn trial or future clinical trials will demonstrate the safety and efficacy of any products or will result in approval to market products. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after promising results from earlier trials.

  The rate of completion of clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment in our clinical trials may result in increased costs and delays, which could have a material adverse effect on us.

  If we are unable to commence clinical trials as planned, complete the clinical trials or demonstrate the safety and efficacy of our products in these clinical trials, our business, financial condition and results of operations will be materially and adversely affected.

If we do not obtain governmental approvals for our products in development, we cannot sell these products, which would significantly harm our business.

  Products developed by the pharmaceutical and biotechnology industries are subject to extensive regulation by the FDA under the Food Drug and Cosmetic Act. All of our products under development will require regulatory approval by the FDA before we are permitted to sell them in the United States. In order to do so, we must show in preclinical and clinical trials that our products are safe and effective, which cannot be guaranteed. The results from such studies may not be predictive of results that will be obtained in later-stage testing. Clinical trial data can be the subject of differing interpretation. We cannot assure you that the FDA will interpret our clinical data the way we do, or that the FDA will not require additional clinical data to support approval.

  After we complete the clinical trials for a product, we will be required to file a new drug application, if the product is classified as a new drug, or a biologic license application, if the product is classified as a biologic, which is a drug based on natural substances. The requirements for submission of such applications and the approval processes on the part of the FDA require substantial time and effort, and there can be no assurance that any approval will be granted on a timely basis if at all. The FDA can take between one and two years to review new drug applications and biologic license applications and take longer if significant questions are raised during the review process. In addition, delays or rejections may be encountered during FDA review. We can not assure you that even after such time and expenditures, regulatory approval will be obtained. If regulatory approval of a product is granted, it may limit the indicated uses for which the product may be marketed.

  In order to market our products in countries outside of the United States we and our partners are required to obtain similar approvals from foreign regulatory bodies. The process of obtaining these approvals is time consuming and requires the expenditure of substantial resources, and we may encounter similar delays, rejections, requests for additional data, and other setbacks with regulatory authorities in other countries as we face in the United States.

If we fail to maintain governmental approvals our business will suffer.

  If we get approval, whether in the United States or internationally, we will continue to be subject to extensive regulatory requirements. These regulations are wide ranging and govern, among other things:

  . adverse drug experience reporting regulations;

  . product promotion;

  . product manufacturing, including good manufacturing practice requirements; and

  . product changes or modifications.

  If we fail to comply or maintain compliance with such laws and regulations, we may be fined and barred from selling our products. If the FDA believes that we are not in compliance with the law, it can:

  . retain or seize our products;

  . mandate a recall;

  . stop future violations through injunctive procedures; and

  . assess civil and criminal penalties against us.

  We depend on third parties to manufacture our products. These parties must comply with the applicable FDA good manufacturing practice regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We cannot assure you that our present or future suppliers will be able to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements. After regulatory approvals are obtained, later discovery of previously unknown problems or failure to comply with the regulatory requirements may result in restrictions on the marketing of a product, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions.

If we cannot adequately protect our patent and proprietary rights, our business will suffer.

  Our success will depend in part on our ability and the ability of our licensors to obtain patent protection for our products and processes, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties. We own, control or have exclusively licensed pending applications and/or issued patents worldwide relating to the technology of all three of our major programs as well as technology in earlier stages of research.

  Our Luxiq and OLUX foam products are not covered by issued patents but are the subject of pending patent applications. In the event that we do not receive patent coverage for Luxiq and OLUX, it may be easier and more attractive for potential new market entrants to develop and introduce competitive products, which could materially and adversely affect our business, financial condition and results of operations.

  With regard to patents issued to us or licensed by us, we cannot assure you that:

  . any issued patents will not be successfully challenged or circumvented by our competitors;

  . any patents which are issued will provide competitive advantage to us;
    and

  . any of ours or our licensors' patent applications will issue as patents.


  In addition, others may hold or receive patents or file patent applications that contain claims having a scope that covers products or processes that we make, have made, use, or sell. If any claims of third-party patents were upheld as valid and enforceable with respect to a product or process that we make, use or sell, we could be:

  . prevented from practicing the subject matter claimed in such patents;

  . required to obtain licenses or redesign our products or processes to avoid infringement; and

  . required to pay damages.

  We cannot be certain that such licenses would be available or, if available, would be on commercially reasonable terms, or that we would be successful in any attempt to redesign our products or processes to avoid infringement.

  Litigation or administrative proceedings, including interference proceedings before the U.S. Patent and Trademark Office, related to intellectual property rights could be brought against us or initiated by us. A judgment adverse to us in any patent interference, litigation or other proceeding arising in connection with this patent application could materially and adversely affect our business. In addition, the costs of any such proceeding may be substantial whether or not we are successful.

  We are aware of other pending third party patent applications which, if issued, might be asserted against our T-cell receptor, or TCR, vaccine technology. We are also involved in patent proceedings in Europe related to TCR. Even though we are not pursuing clinical development of TCR, we are continuing to incur both patent prosecution and maintenance costs related to TCR.

  In addition, the patent laws of foreign countries differ from those of the United States and the degree of protection, if any, afforded by foreign patents may be different. For example, one of the relaxin patent applications licensed to us in Europe has been opposed by a third party challenging the ethics of a patent on a human gene sequence. Our licensor successfully defended the original opposition, resulting in a decision in our favor, but the third party has appealed that decision.

  We also rely on trade secrets and proprietary know-how. We require each of our employees, consultants and advisors to execute a confidentiality agreement providing that all proprietary information developed or made known to the individual during the course of the relationship, will be kept confidential and not used or disclosed to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, shall be our exclusive property, other than inventions unrelated to us and developed entirely on the individual's own time. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for misappropriation of our trade secrets in the event of unauthorized use or disclosure of such information.

We are dependent upon third-party manufacturers and distributors for our products. If they are unable or unwilling to produce or distribute our products, our business results will suffer.

  We have no manufacturing or distribution facilities for any of our products, and we do not currently intend to develop any of these capabilities. We have manufacturing agreements with the following companies:

  . SmithKline for Ridaura;

  . Consolidated Chemical Laboratories (Pvt..) Ltd. for Luxiq and OLUX;

  . Boehringer Ingelheim Austria GmbH for relaxin; and

  . Genentech for Actimmune.

  If these third parties are unable or unwilling to produce our products in sufficient quantities, with appropriate quality for our clinical trials and subsequent commercialization, if any, and under commercially reasonably terms, our business, financial condition and results of operations will suffer.

  In addition, we have entered into an agreement with CORD Logistics to distribute, Inc. for Ridaura, Luxiq and Actimmune. If CORD were to become unable to continue to distribute our products in an effective manner or if we were unable to maintain sufficient personnel with the appropriate levels of experience to manage this function, our business, financial condition and results of operations would be harmed.

  Our strategy is to continue to use contract manufacturers to produce our current and future products. If we were unable to contract for manufacturing capabilities on acceptable terms, our ability to conduct preclinical and human clinical testing of products under development and to market and sell products would be adversely affected. Therefore, manufacturing difficulties would adversely affect our business, financial condition and results of operations.

We have a number of sole source manufacturers, and interruptions in the supply chain could harm our business.

  We currently rely on several sole source manufacturers. In particular, Ridaura is currently manufactured by SmithKline and ConXn is being manufactured for us by Boehringer Ingelheim . CCL Pharmaceuticals is currently our sole source manufacturer for Luxiq and OLUX and we are currently in the process of seeking to qualify an additional source for these products. We have not made any attempts to qualify additional sources of supply for our other sole source products. Any failure of sole source manufacturers to provide us with product requirements in a timely and cost-effective manner could result in reduced sales of marketed products and delays in the progress of clinical trials for products under development. Accordingly, the failure of sole source manufacturers to meet our requirements could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition, and the failure to compete effectively would harm us.

  The pharmaceutical and biotechnology industries are highly competitive. Other products and therapies currently exist on the market or are under development that could compete directly with some of the products that we are marketing, or seeking to develop and market. There are numerous pharmaceutical and biotechnology companies and academic research groups throughout the world engaged in research and development efforts with respect to therapeutic products targeted at diseases or conditions addressed by us. We believe that competitive factors in our industry include:

  . scientific and technological expertise;

  . sales and marketing resources;

  . operational competence in developing, protecting, manufacturing and marketing products and obtaining timely regulatory agency approvals;

  . managerial competence in identifying and pursuing product in-licensing and acquisition opportunities; and

  . financial resources.

  We cannot assure you that physicians will adopt our products over competing products, or that our products will offer an economically feasible alternative to existing modes of therapy.

  In addition, many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we have. Many of these competitors have more collective experience than we do in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than us.

The introduction of new treatments for rheumatoid arthritis may result in declining sales of Ridaura, which will adversely affect our revenues and could harm our business.

  Three companies, Immunex Corporation, Hoechst Marion Roussel and Monsanto Company, recently received FDA approval for new products and therapies to treat rheumatoid arthritis. In addition, there are other products under development for treatment of rheumatoid arthritis, and the number of new products in this field is therefore likely to continue to increase.

  There can be no assurance that physicians will continue to prescribe Ridaura over other rheumatoid arthritis products, or that Ridaura will offer a cost-effective alternative to competing therapies. In addition, although we believe that there will be a continued role for products such as Ridaura, the market for products to treat rheumatoid arthritis is changing dramatically by virtue of these recent product introductions and is likely to continue to change based upon other new product introductions. As a result, we expect that sales of Ridaura will decline, which will have a negative effect on our revenues and could harm our business, financial condition and results of operations.

The unavailability of third-party reimbursement may limit the use of our products, which would cause our revenues to decline.

  Our products' commercial success is substantially dependent on whether third-party reimbursement is available for the use of our products by hospitals, clinics and doctors. We cannot be certain that Medicare, Medicaid, health maintenance organizations and other third-party payers will authorize or otherwise budget for the reimbursement of our products. Such governmental and third-party payors are increasingly challenging the prices charged for medical products and services. We cannot be certain that our products will be viewed as cost-effective or that reimbursement will be available to consumers or will be sufficient to allow our products to be marketed on a competitive basis. The continuing efforts of government, insurance companies, and other payors of health care costs to contain or reduce those costs could lead to reduced sales of our products. Likewise, legislative proposals to reform health care or reduce government programs could result in lower prices for or rejection of our products. The cost containment measures that health care payors are instituting, both in the United States and internationally, could adversely affect our business, financial condition and results of operations. To the extent that changes in reimbursement policies or health care cost containment initiatives limit or restrict reimbursement for our products, our business, financial condition and results of operations would be materially and adversely affected.

  In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the United States or foreign health care systems could have a material adverse effect on our business.

We are likely to have to issue additional shares of our common stock to Genentech, which would dilute your equity ownership interest in us.

  In 1998, we obtained a license from Genentech for Actimmune for the treatment of infections resulting from chronic granulomatous disease and several additional indications in the United States. As a result of the license, we issued to Genentech 380,048 shares of common stock valued at $2.0 million in May 1998. The license originally required that the value of these shares equal $4.0 million on December 28, 1998. This license was amended in December 1998 and now requires the total value of the shares issued to Genentech equal $4.0 million on or before December 15, 1999. If the value of the shares is less than $4.0 million at that time, we would have to either issue additional shares or pay cash to Genentech to make up the difference. The value of the 380,048 shares issued to Genentech was approximately $2.4 million on July 30, 1999, making it likely that we will need to issue additional shares to Genentech before December 15, 1999. If we are required to issue additional shares, your percentage ownership in us will be reduced.

We are subject to foreign exchange risks in some of our contracts which may increase our expenses.

  Payments to us under our relaxin collaboration with Suntory for the Japanese market are made to us in Japanese yen. The expenses that we incur to develop relaxin are denominated in U.S. dollars. Accordingly, in the event that the U.S. dollar appreciates against the Japanese yen, the payments we receive from Suntory would cover a smaller portion than anticipated of relaxin development costs. This would require us to increase our spending to make up for the shortfall. In addition, if in the future we enter into additional agreements or make product sales that are denominated in foreign currencies, our foreign currency exchange risk would increase.

  In addition, we make payments to Boehringer Ingelheim for the production of ConXn in Austrian schillings. In the event that the U.S. dollar depreciates against the schilling, the payments that we must make will increase, which may have a material adverse effect on our business.

We depend on our key personnel, and will need to attract and retain additional key personnel in the future.

  We depend on the principal members of our development and management staffs, the loss of whose services might impede the achievement of development and commercial objectives. We do not maintain key person insurance on any of these individuals. In addition, our potentially rapid growth and expansion into areas and activities requiring additional expertise, such as clinical trials, governmental approvals, manufacturing, sales and marketing, will increase burdens on our management, operational and financial resources. Competition for key personnel with the expertise that we are likely to require is intense and is expected to continue to increase. If we are unable to attract and retain the required number of skilled and experienced management and operational and scientific personnel, our business will be harmed.

We use hazardous materials in our business and are subject to environmental controls and regulations.

  Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal, and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any liability could exceed our resources. We could be required to incur significant costs to comply with environmental laws and regulations as its research activities are increased, and if that were to happen our business, financial condition and results of operations could be adversely affected.

Because stock ownership is concentrated, you and other investors will have minimal influence on stockholder decisions.

  Prior to this offering, our ten largest stockholders beneficially owned approximately 67% of our outstanding common stock. As a result, these stockholders are able to significantly influence matters requiring stockholder approval, including the election of directors. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

We may face product liability claims related to the use or misuse of our products.

  We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We have not experienced any such claims to date, but we cannot be certain, in particular after commercial introduction of products, that we will not experience losses due to product liability claims. We currently maintain liability insurance with specified coverage limits. Although we believe these limits are adequate, we cannot be certain that the insurance policies will be sufficient to cover claims which may be made against us. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against us, regardless of their merit, could materially and adversely affect our business.

We may be adversely affected by the Year 2000 issue.

  Many computer systems and software applications were not designed to handle dates beyond the year 1999, and therefore will need to be modified prior to year 2000 in order to remain functional. Those computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Beginning in the year 2000, these date code fields will need to accept four digit entries to the 1900's from the year 2000 or they could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As with many other companies the Year 2000 issue poses a potential risk for us, and computer systems and/or software used by many companies, including us, may need to be upgraded to comply with such Year 2000 requirements.

  We have completed an assessment of our business information systems and related business processes used in our operations, most of which are provided by outside suppliers. As of June 30, 1999, we have completed the testing and upgrading of approximately 98% of our information technology systems and expect to have all remaining systems upgraded by September 30, 1999. We are approximately 76% complete with the testing and upgrading of our operating equipment and expect to finish the process by September 30, 1999. We have on-line access to our third party distribution service system that includes customer orders, billing, shipping and inventory management. This vendor has made its distribution system Year 2000 compliant, and we converted to the compliant system in November 1998.

  Our reliance on key suppliers, and therefore on the proper functioning of their information systems and software, is increasing, and there can be no assurance that another company's failure to address Year 2000 issues might not have an adverse effect on us. We have initiated formal communications with each of our significant suppliers and customers to determine the extent of our vulnerability to those third parties' failure to remediate their own Year 2000 issues. We have requested that third party vendors represent their products and services to be Year 2000 compliant and that they have a program to test for Year 2000 compliance. However, the response of those third parties is beyond our control.

  Our management is in the process of evaluating the need for contingency plans with respect to Year 2000 requirements. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address. However, there can be no assurance that we will be able to solve all potential Year 2000 issues, and if we fail to correct a material Year 2000 problem, our normal business activities and operations could be interrupted. Such interruptions could have a material adverse effect on our business, financial condition and results of operations. To date, we do not consider the Year 2000 costs to be material to our financial condition. We have incurred and expensed approximately $40,200 and currently estimate that, in order to complete Year 2000 compliance, we will be required to incur total expenditures of approximately $75,000.

We have anti-takeover provisions in our corporate charter documents that may result in outcomes that you do not agree with.

  Our board of directors has the authority to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for third parties to acquire a majority of our outstanding voting stock. We also have a stockholder rights plan, which entitles existing stockholders to rights (including the right to purchase shares of preferred stock) in the event of an acquisition of 15% or more of our outstanding common stock, or an unsolicited tender offer for such shares. The existence of the rights plan could delay, prevent, or make more difficult a merger or tender offer or proxy contest involving us.

  In addition, provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, and of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving us. Further, our stock option and purchase plans generally provide for the assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the option stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event.

                          FORWARD-LOOKING INFORMATION
--------------------------------------------------------------------------------

  This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Forward-looking statements in this prospectus include, but are not limited to, those relating to the commercialization of our currently marketed products, the progress of our product development programs, developments with respect to clinical trials and the regulatory approval process, developments related to acquisitions and clinical development of drug candidates, and developments relating to the growth of our sales and marketing capabilities. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS
--------------------------------------------------------------------------------

  We estimate that the net proceeds from the sale of 4,000,000 shares of common
stock that we are selling in this offering will be approximately $      , based
on an assumed offering price to public of $      per share and after deducting
the estimated underwriting discounts and commissions and estimated offering
expenses payable by us. ($       million if the over-allotment option is
exercised in full).

  We anticipate using the net proceeds from the offering for general corporate purposes, including increasing commercialization infrastructure, expanding dermatology pipeline through product in-license or acquisition, broadening ConXn development activities and working capital. We expect, if the opportunity arises, to use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. Pending such uses, we will invest the proceeds in investment grade securities.

                                DIVIDEND POLICY
--------------------------------------------------------------------------------

  We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds for use in our business, and do not anticipate paying any cash dividends in the foreseeable future. Covenants under our bank credit agreement restrict us from paying cash dividends.

                          PRICE RANGE OF COMMON STOCK
--------------------------------------------------------------------------------

  Our common stock commenced trading on the Nasdaq National Market under the symbol CNCT on February 1, 1996. The following table sets forth, for the periods indicated, the intra-day high and low bid prices per share of common stock on the Nasdaq National Market:

                                              High   Low
                                             ------ -----
   1999
   Third Quarter (through August 23,
    1999)..................................  $ 7.75 $5.63
   Second Quarter..........................    8.00  5.88
   First Quarter...........................   10.25  4.50
   1998
   Fourth Quarter..........................    5.88  2.00
   Third Quarter ..........................    4.50  2.13
   Second Quarter..........................    6.06  3.25
   First Quarter...........................    5.56  3.00
   1997
   Fourth Quarter..........................    4.38  2.50
   Third Quarter...........................    9.75  3.50
   Second Quarter..........................    8.13  6.00
   First Quarter...........................    8.38  6.00

  The last reported sale price of our common stock on the Nasdaq National Market on August 23, 1999 was $5.75. As of July 31, 1999, there were approximately 179 stockholders of record of our common stock.

                                 CAPITALIZATION
--------------------------------------------------------------------------------

  The following table shows our capitalization as of June 30, 1999 on an actual basis and on an as adjusted basis to give effect to our receipt of the
estimated net proceeds from this sale of          shares of stock offered
hereby at an assumed price to public of $         per share.

                                                        June 30, 1999
                                                  -------------------------------
                                                    Actual         As Adjusted
                                                  --------------  ---------------
                                                        (In thousands,
                                                  except per share amounts)
Long-term obligations, less current portion...... $        3,467     $
Stockholders' equity:
  Common Stock: $0.001 par value; authorized:
   50,000,000; issued and outstanding:
   21,517,419, actual; and 25,517,419, as
   adjusted (1)..................................             22
Additional paid-in capital.......................        111,424
Deferred compensation and other..................           (211)
Accumulated deficit..............................       (103,183)
                                                  --------------     ----------
  Total stockholders' equity.....................          8,052
                                                  --------------     ----------
  Total capitalization........................... $       11,519
                                                  ==============     ==========

  The outstanding share information in the table above excludes:

  . 3,397,846 shares of stock reserved for issuance under our stock option and stock purchase plans, of which 2,431,768 shares were subject to outstanding options as of June 30, 1999; and

  . 1,358,681 shares of stock issuable upon exercise of outstanding warrants and Non-plan stock options outstanding.

                                    DILUTION
--------------------------------------------------------------------------------

  The net tangible book value of our common stock, on June 30, 1999, was $5,252,000, or approximately $0.24 per share. Net tangible book value per share represents the amount of tangible assets less the amount of total liabilities divided by the number of shares of common stock outstanding.

  After giving effect to the sale of 4,000,000 shares of common stock offered
by this prospectus at the offering price of $             per share, and after
deducting the estimated underwriters' commission and other offering expenses, our net tangible book value, on June 30, 1999, would have been $
              , or approximately $       per share. This represents an
immediate increase in the net tangible book value of $       per share to
existing stockholders and an immediate dilution of $        per share to new
investors.

   Offering price per share........................................        $
                                                                           -----
     Net tangible book value per share as of June 30, 1999......... $
                                                                    ------
     Increase per share attributable to the offering............... $
                                                                    ------
   Net tangible book value after the offering......................
                                                                           -----
   Dilution per share to new investors.............................        $
                                                                           =====

  This table excludes 2,470,256 shares of common stock reserved for issuance pursuant to options outstanding as of June 30, 1999, at a weighted average exercise price of $4.72 per share and warrants to purchase 1,320,193 shares of common stock at a weighted average exercise price of $8.63 per share. Also excludes 966,078 shares of common stock reserved for future issuance under our stock option plan, our employee stock purchase plan and our director option plan. See Notes 11 and 12 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

  The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Connetics Corporation and the Notes included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997, and 1998, and the consolidated balance sheet data at December 31, 1997 and 1998 are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1994 and 1995, and the consolidated balance sheet data at December 31, 1994, 1995, and 1996 are derived from our financial statements not included in this prospectus which have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the six months ended June 30, 1998 and 1999 and the consolidated balance sheet data at June 30, 1999 are derived from unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting of normal recurring accruals, that are necessary for a fair presentation of the results of operations for these periods. The historical results are not necessarily indicative of future results.

                                                                            Six months ended
                                    Years ended December 31,                    June 30,
                           -----------------------------------------------  ------------------
                            1994      1995      1996      1997      1998      1998      1999
                           -------  --------  --------  --------  --------  --------  --------
                                     (in thousands, except per share amounts)
Consolidated Statement of
Operations Data:
Revenues:
 Product.................  $    --  $     --  $    428  $  6,803  $  7,473  $  3,171  $  6,883
 Contract................       --        --        --        --     1,648     1,648     7,379
                           -------  --------  --------  --------  --------  --------  --------
Total revenues...........       --        --       428     6,803     9,121     4,819    14,262
Operating costs and
 expenses:
 Cost of product
  revenues...............       --        --        --     1,149     1,374       607     2,651
 License amortization....       --        --       594     7,124     6,720     3,360     3,360
 Research and
  development............    6,436     8,271    13,161    17,162    11,446     5,283     8,580
 Selling, general and
  administrative.........    1,317     2,113     5,434     8,966    11,680     5,505    10,501
 Charge for pre-FDA
  approved product
  rights.................       --        --        --        --     4,000     4,000        --
                           -------  --------  --------  --------  --------  --------  --------
Total operating costs and
 expenses................    7,753    10,384    19,189    34,401    35,220    18,755    25,092
Loss from operations.....   (7,753)  (10,384)  (18,761)  (27,598)  (26,099)  (13,936)  (10,830)
Gain on sale of license
 rights..................       --        --        --       525        --        --        --
Interest and other income
 (expense), net..........      (97)       12       247      (862)     (496)     (328)      116
                           -------  --------  --------  --------  --------  --------  --------
Net loss.................  $(7,850) $(10,372) $(18,514) $(27,935) $(26,595) $(14,264) $(10,714)
                           =======  ========  ========  ========  ========  ========  ========
Basic and diluted net
 loss per share..........       --  $  (2.34) $  (2.71) $  (2.69) $  (1.61) $  (0.95) $  (0.50)
Shares used to calculate
 basic and diluted net
 loss per share..........       --     4,434     6,825    10,412    16,533    15,081    21,235
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and short-term
 investments.............  $ 1,287  $  9,023  $ 24,554  $ 14,346  $ 23,020  $ 17,586  $ 15,971
Working capital..........     (979)    5,844    14,904     6,687    12,464     6,336     6,575
Total assets.............    2,901    11,796    47,922    31,068    31,394    29,480    25,244
Non-current portion of
 capital lease
 obligations, capital
 loans and long-term
 debt....................      829     4,933     3,062       649     4,002       474     3,467
Other long-term
 liabilities and notes
 payable.................    2,643     3,467    10,858     9,666     3,781     5,749        --
Redeemable convertible
 preferred stock.........       --        --     2,000       600        --        --        --
Total stockholders'
 equity (net capital
 deficiency).............   (2,919)       63    21,800    10,809    12,452    11,434     8,052

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

  Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our historical operating results are not necessarily indicative of the results to be expected in any future period. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in the section titled "Risk Factors" and elsewhere in this prospectus.

Overview

  Connetics is a pharmaceutical company focused on developing and commercializing products for specialty medical markets, with an emphasis on the dermatology field. We market Ridaura, a treatment for rheumatoid arthritis, and in January 1999, we began commercializing Actimmune for the treatment of chronic granulomatous disease, under a license agreement we entered into with Genentech in May 1998. In March 1999, we received approval from the FDA to sell Luxiq, for the treatment of steroid responsive scalp dermatoses. Our products under development include primarily OLUX, for the treatment of moderate to severe scalp dermatoses, and ConXn for the treatment of scleroderma, infertility, peripheral vascular disease and organ fibrosis.

  On April 28, 1999, we spun-off our subsidiary, InterMune Pharmaceuticals, Inc., by selling a majority interest to outside investors. InterMune was established in 1998 to develop Actimmune for infectious and fungal diseases. We have retained approximately a 10% equity position in InterMune, received a license fee payment of $500,000 and will receive additional cash and equity payments over the next three years. We have retained the rights to Actimmune for the treatment of infections resulting from chronic granulomatous disease through December 31, 2001.

  In January 1999, we entered into a collaboration agreement with Medeva for the development and commercialization of ConXn in Europe. This agreement calls for Medeva to pay potentially $35.0 million in license, development, milestone and equity payments to us for the successful development of ConXn for the treatment of scleroderma over the development period, and be responsible for all development and commercialization expenses in Europe and pay royalties on sales in Europe. In addition, we may receive additional milestone payments for the approval of additional indications for ConXn in Europe. Through June 30,1999, Medeva had paid us $10.0 million in license, development payments and equity.

  In April 1998, we entered into a collaboration agreement with Suntory for the development and commercialization of relaxin for the treatment of scleroderma in Japan. This agreement calls for Suntory to pay potentially $14.0 million in license, development and milestone payments to us over the development period, be responsible for all development and commercialization expenses in Japan, and pay royalties on sales in Japan for the treatment of scleroderma. As all payments under this agreement are denominated in yen, this $14 million potential payment is an estimate based upon the exchange rate at the time of the transaction. Through June 30, 1999, Suntory had paid us $2.5 million in license and development payments.

  We have separate supply agreements with SmithKline and Genentech under which SmithKline will manufacture and supply Ridaura in final package form through December 2001, and Genentech will manufacture and supply Actimmune through May 2001. Our Luxiq product is currently manufactured by CCL Pharmaceuticals in the United Kingdom. In addition, we have a distribution arrangement with CORD to manage customer orders and to distribute our currently marketed products. In March 1999, we entered into agreements with MGI Pharma, Inc. under which MGI Pharma will promote Ridaura and Luxiq to the rheumatology market in the United States in exchange for promotional fees.

Results of Operations

Six Months Ended June 30, 1998 and 1999

Revenues

                                                                   Six months
                                                                 ended June 30,
                                                                 --------------
                                                                  1998   1999
Revenues                                                         ------ -------
                                                                 (In thousands)
Product:
  Luxiq......................................................... $   -- $ 2,651
  Ridaura.......................................................  3,171   2,250
  Actimmune.....................................................     --   1,982
                                                                 ------ -------
    Total product revenues......................................  3,171   6,883
                                                                 ------ -------
Contract:
  Medeva........................................................     --   6,000
  Suntory.......................................................  1,648     879
  InterMune.....................................................     --     500
                                                                 ------ -------
    Total contract revenues.....................................  1,648   7,379
                                                                 ------ -------
    Total revenues.............................................. $4,819 $14,262
                                                                 ====== =======

  Our product revenues, derived from the sales of Luxiq, Ridaura and Actimmune, increased to $6.9 million for the six months ended June 30, 1999 from $3.2 million for the same period in 1998. The increase in total product sales in 1999 was due to sales of Actimmune, which we began shipping in February and Luxiq, which was launched in April. These initial sales of Luxiq were to wholesalers to establish inventory. Our sales increases were partially offset by lower sales of Ridaura. We expect Ridaura to continue to experience decreased sales due to competition from new products.

  Contract revenues increased to $7.4 million in the six months ended June 30, 1999 from $1.6 million for the same period in 1998. During the first six months of 1999, we recorded $6.0 million in contract revenue in connection with our agreement with Medeva. In addition, we recorded $879,000 in contract revenue for a milestone payment made by Suntory that pertains to the collaboration agreement for the development and commercialization of relaxin, and $500,000 of a license fee associated with the spin-off of InterMune. The $1.6 million contract revenue recorded for the same period in 1998 was for a development fee paid by Suntory under the collaboration agreement for relaxin. Contract revenue is expected to fluctuate significantly depending on the achievement of milestones under existing agreements and new business opportunities that may be identified.

Cost of Revenues

  Our cost of product revenues includes the costs of Luxiq, Ridaura and Actimmune, royalty payments on these products based on a percentage of our product revenues and product freight and distribution costs from CORD. For the six months ended June 30, 1999, our cost of revenues was $2.7 million as compared to $607,000 for the same period in 1998. The increase in cost of product revenues is primarily due to incremental costs associated with the sales of Luxiq and Actimmune, including higher product and royalty costs. Amortization expense associated with the acquisition of product rights to Ridaura was $3.4 million in each of the six months ended June 30, 1998 and 1999.

Research and Development

  Research and development expenses increased to $8.6 million in the six months ended June 30, 1999 from $5.3 million for the same period in 1998. The increase in development expenses in the first six months of 1999 was due to:

  . the commencement of ConXn manufacturing scale-up activities, which accounted for approximately 79% of the increase;

  . the initiation of a 200 patient Phase II/III pivotal trial of ConXn for the treatment of scleroderma in February; and

  . staffing up of our development organization.

  Research and development expenses are expected to increase in absolute dollars over the next few quarters due to ConXn manufacturing scale-up activities, ConXn clinical trial activities, pre-manufacturing start-up costs associated with qualifying a new supplier for OLUX and possible acquisitions of new technologies and products.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $10.5 million for the six months ended June 30, 1999 compared to $5.5 million for the same period in 1998. The increase in expenses in 1999 was primarily due to:

  . the increase in our sales and marketing staff to 52 as of June 30, 1999 from 22 as of June 30, 1998;

  . market launch expenses associated with Luxiq;

  . increased activities of an established sales and marketing organization;
    and

  . stock compensation related expenses.

  In addition, under our promotion agreements with MGI Pharma for Luxiq and Ridaura, we incurred $250,000 in promotion fees in the six months ended June 30, 1999. Selling, general and administrative expenses are expected to increase primarily due to costs associated with selling and marketing Luxiq, Ridaura and Actimmune, additional hiring of sales representatives, and commercialization expenses associated with products we may acquire.

Interest and Other Income (Expense), net

  Interest income was $497,000 for the six months ended June 30, 1999 and $411,000 for the same period of 1998. The increase in interest income during the first six months of 1999 was due to a higher investment balance as a result of the $10.0 million received from Medeva and $791,000 received from Suntory, which was received during the six months ended June 30, 1999. We also recorded a $143,000 net gain as other income during the six months ending June 30, 1999 from the spin-off of InterMune. Interest earned in the future will depend on our funding cycles and prevailing interest rates.

  Interest expense decreased to $524,000 for the six months ended June 30, 1999 from $739,000 for the same period in 1998. The decrease in interest expense was the result of lower balances outstanding for obligations under capital leases and loans, and notes payable.

Net Loss

  Net loss for the six months ended June 30, 1999 decreased to $10.7 million from $14.3 million for the same period in 1998. The decrease in net loss was due to higher product and contract revenues offset in part by higher cost of product sold and a substantial increase in operating expenses in the 1999 period as a result of development, marketing and sales activities. We expect to incur additional losses for at least the next few years, and losses are expected to fluctuate from period to period based on timing of product revenues, clinical material purchases, clinical trial expenses, and possible acquisitions of new products and technologies.

Fiscal Years Ended December 31, 1996, 1997 and 1998

Revenues

  Product revenues, from sales of Ridaura, were $7.5 million in 1998, $6.8 million in 1997 and $428,000 in 1996. In December 1997, we sold the Canadian rights to Ridaura to Pharmascience, Inc. Revenues, on a pro forma basis to reflect the disposition of Ridaura rights in Canada for 1997, were $6.5 million. The increase in revenues in 1998 over 1997 was the result of increased promotional efforts by our sales and marketing organization and a product price increase. We had no revenues for the first eleven months in 1996 as all of our products were in the development stage. The $6.4 million increase in revenue in 1997 over 1996 was the result of having one full year of Ridaura sales. Although revenues from Ridaura increased from 1997 to 1998, we expect Ridaura sales to decline in the future. In particular, increased competition from new products to treat rheumatoid arthritis could adversely impact Ridaura sales and, as a result, our financial condition and results of operations could be materially and adversely affected.

  In connection with an agreement with Suntory for relaxin for the treatment of scleroderma, we also recorded $1.6 million in contract revenues in 1998.

Cost of Revenues

  Our cost of revenues includes the cost of Ridaura purchases from SmithKline, a percentage royalty based on product sales, and distribution costs from CORD. We recorded cost of revenues of $1.4 million in 1998 and $1.1 million in 1997. We also recorded amortization expense associated with the acquisition of product rights to Ridaura of $6.7 million in 1998, $7.1 million in 1997 and $594,000 in 1996. We determined the useful life of the Ridaura asset to be three years based on information regarding products in our development pipeline, competitive products, the off-patent position of Ridaura and expected future revenues from Ridaura sales. The increase in cost of revenues in 1998 over 1997 resulted from increased unit sales and the decrease in amortization expense resulted from sale of our Canadian rights to Ridaura in 1997. No product costs were recorded for 1996 as we were still in the development stage, and there was no cost associated with the Ridaura revenue we recognized in December 1996.

Research and Development

  Research and development expenses were $11.4 million in 1998, $17.2 million in 1997 and $13.2 million in 1996. The decrease in research and development expenses in 1998 as compared to 1997 was primarily due to lower clinical trial activity. In 1998, our clinical trial activities consisted of an open label trial of ConXn for the treatment of scleroderma, a Phase III clinical trial of OLUX, contract manufacturing scale-up expenses associated with Luxiq and a Phase II clinical trial of interferon gamma for the treatment of a type of scar tissue known as keloids. The increase in development expenses in 1997 over 1996 was primarily due to the Phase III clinical trial of interferon gamma for the treatment of atopic dermatitis, the Phase II clinical trial of ConXn for the treatment of scleroderma, the Phase III clinical trial of Luxiq for the treatment of scalp psoriasis, the

Phase I/II clinical trial of T-cell receptor vaccines for the treatment of multiple sclerosis and the Phase II clinical trial of interferon gamma for the treatment of keloids, all of which commenced after June 1996.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses were $11.7 million in 1998, $9.0 million in 1997 and $5.4 million in 1996. The increase in expenses from 1998 over 1997 was due to the following factors:

  . increased activities of an established sales and marketing organization including the hiring of additional sales staff in the third quarter and costs associated with the promotion and marketing of Ridaura;

  . increases in business development expenses; and

  . the hiring of additional personnel in the general and administrative functions.

  In addition, the increase in expenses from 1997 over 1996 was due to the following factors:,

  . costs associated with our launch of Ridaura.

  . the establishment of a new sales and marketing organization;

  . increases in personnel in the general and administrative functions; and

  . legal expenses associated with operating as a public company.

Charge for Pre-FDA Approved Product Rights

  Under our interferon gamma license agreement with Genentech in May 1998, we recorded a $4.0 million non-cash license fee charge in 1998. We determined that the realizability of the license is highly uncertain as it relates to a pre-FDA approved product and is dependent on additional research and development of interferon gamma, and as a result, we expensed the full purchase amount. There were no license fee charges in 1997 or 1996.

Gain on Sale of License Rights

  In December 1997, we sold the Canadian rights to Ridaura to Pharmascience for a net consideration of $1.3 million. The book value of the Canadian rights to Ridaura at December 31, 1997 was approximately $775,000 and accordingly, we recognized a gain of $525,000 from the transaction. We had no similar transactions in 1996 or 1998.

Interest and Other Income (Expense), net

  Interest income was $808,000 in 1998, $860,000 in 1997 and $1.2 million in 1996. The decrease in interest income in 1998 over 1997 was due to lower average cash and investment balances resulting from cash used in operations and payment of debt obligations, including payments of approximately $3.6 million of principal and interest to SmithKline for rights to Ridaura. These were offset in part by two private placements that raised a total of $22.7 million in 1998. The decrease in interest income in 1997 over 1996 was also the result of lower cash and investment balances due to increases in operating expenses and a $3.0 million payment to SmithKline for rights to Ridaura in 1997.

  Interest expense was $1.3 million in 1998, $1.7 million in 1997 and $943,000 in 1996. The decrease in interest expense in 1998 from 1997 was due to lower imputed interest expense of

$519,000 in 1998 compared to $830,000 in 1997. The imputed interest expenses are attributable to the non-interest bearing promissory note payable to SmithKline in connection with the acquisition of Ridaura. The decrease in interest expense in 1998 as compared to 1997 also resulted from lower interest expense associated with lower balances outstanding for obligations under capital leases, loans and notes payable. The decrease in 1998 was offset in part by approximately $471,000 in accrued interest payable pursuant to the amended repayment terms of the SmithKline note. The increase in interest expense in 1997 over 1996 was due to imputed interest expense of $1.1 million, offset in part by lower interest expense associated with lower balances outstanding for obligations under capital leases and loans, and notes payable.

Net Loss

  We incurred net losses of $26.6 million in 1998, $27.9 million in 1997 and $18.5 million in 1996. Excluding the impact of the $4.0 million licensing charge in connection with the license of interferon gamma in 1998, the decrease of $1.3 million in net loss in 1998 from 1997 was primarily due to:

  . a decrease of approximately $5.8 million in development activities;

  . an additional $1.6 million in contract revenue in connection with the agreement with Suntory for relaxin;

  . lower amortization costs due to the sale of Canadian rights to Ridaura;
    and

  . lower interest expense.

  These decreases were offset in part by higher selling, general and administrative expenses. The increase of $9.4 million in net loss in 1997 over 1996 was primarily due to a higher level of product development activities and Ridaura-related sales and marketing expenses, amortization costs and imputed interest expenses, offset in part by revenues generated from the sale of Ridaura.

Liquidity and Capital Resources

  We have financed our operations to date primarily through proceeds from our initial public offering in February 1996, other equity financings, collaborative arrangements with corporate partners and bank loans. At June 30, 1999, cash, cash equivalents and short-term investments totaled $16.0 million compared to $23.0 million at December 31, 1998, and accounts receivable totaled $3.4 million at June 30, 1999 compared to $485,000 at December 31, 1998. Our cash reserves are held in a variety of interest-bearing instruments including high-grade corporate bonds, commercial paper and money market accounts.

  Cash used in operations for the six months ended June 30, 1999 was $7.2 million compared with $4.3 million for the same period in 1998. Net loss of $10.7 million for the first six months of 1999 was affected by non-cash charges of $3.8 million depreciation and amortization expense and $1.0 million deferred compensation expense. Cash outflow for the six months was primarily for operating activities, including growth in both our accounts receivable due to extended terms offered during the launch of Luxiq and inventory due primarily to carrying three products, and changes in long-term liabilities. Cash usage was partially offset by an increase in accounts payable related to higher development, sales and marketing expenses.

  Investing activities, other than the changes in our short-term investments, consumed $931,000 in cash during the first six months in 1999 due to leasehold improvements and equipment expenditures required for operations.

  Cash provided by financing activities was $1.1 million for the six months ended June 30, 1999 compared to $7.9 million for the same period in 1998. Financing activities included the receipt of proceeds of $4.0 million from the sale of common stock to Medeva. This was offset in part by a $3.3 million principal payment to SmithKline for obligations under a promissory note in connection with the Ridaura acquisition.

  Working capital decreased by $5.9 million to $6.6 million at June 30, 1999 from $12.5 million at December 31, 1998. The decrease in working capital was due to our use of cash in operations, higher accounts payable and accrued liabilities as a result of increased development, sales and marketing expenses, and payment of debt obligations, offset in part by higher accounts receivable, inventory and prepaid expenses.

  As of June 30, 1999, we had an aggregate of $11.1 million in future obligations of principal payments under capital leases, loans, long-term debt and other obligations, of which $7.6 million is to be paid within the next year.

  We have an equity line agreement with an investor that may potentially provide access to capital through sales of our common stock. The three-year equity line became available on June 26, 1998. During the three-year term, if our stock meets certain minimum trading volume requirements and trades above $10.00, then the investor may put to us up to $500,000 against the equity line approximately every three months in exchange for the sale of stock at a discount to the market price, at an approximate minimum price of $10.00.

  We believe our existing cash, cash equivalents and short-term investments, together with the net proceeds of this offering, cash generated from product sales and collaborative arrangements with corporate partners, will be sufficient to fund our operating expenses, debt obligations and capital requirements through at least the next 18 months. Our future capital uses and requirements depend on numerous factors, including the progress of our research and development programs, the progress of clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, and enforcing patent claims and other intellectual property rights, competing technological and market developments, our ability to establish other collaborative arrangements, the level of product revenues, the possible acquisition of new products and technologies and the development of commercialization activities. Therefore such capital uses and requirements may increase in future periods. As a result, we may require additional funds prior to reaching profitability and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources.

  Other than the equity line agreement discussed above, we currently have no commitments for any additional financings, and there can be no assurance that additional funding will be available to finance our ongoing operations when needed or, if available, that the terms for obtaining such funds will be favorable or will not result in dilution to the our stockholders. Our inability to obtain sufficient funds could require us to delay, scale back or eliminate some or all of our research and development programs, to limit the marketing of our products or to license to third parties the rights to commercialize products or technologies that we would otherwise seek to develop and market ourselves.

Impact of Year 2000

  Many computer systems and software applications were not designed to handle dates beyond 1999, and therefore will need to be modified prior to 2000 in order to remain functional. As for many other companies, the Year 2000 issue poses a potential risk for us and as a result, computer systems and/or software used by many companies, including us, may need to be upgraded to comply with such Year 2000 requirements.

  We have completed an assessment of our core business information systems and related business processes used in our operations, most of which are provided by outside suppliers. To date, we have completed testing and upgrading of approximately 98% of our information technology systems and expect to have all remaining systems upgraded by September 30, 1999. We are approximately 76% complete with the testing and upgrading of our operating equipment and expect the process to be fully completed by September 30, 1999. We have on-line access to our third party distribution service system that includes customer orders, billing, shipping and inventory management. This vendor has made its distribution system Year 2000 compliant, and we converted to the compliant system in November 1998.

  Our reliance on key suppliers, and therefore on the proper functioning of their information systems and software, is increasing, and there can be no assurance that another company's failure to address Year 2000 issues might not have an adverse effect on Connetics. We have initiated formal communications with each of our significant suppliers and customers to determine the extent of our vulnerability to those third parties' failure to remediate their own Year 2000 issues. We have requested that third party vendors represent their products and services to be Year 2000 compliant and that they have a program to test for Year 2000 compliance. However, the response of those third parties is beyond our control.

  We are in the process of evaluating the need for contingency plans with respect to Year 2000 requirements. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address. However, there can be no assurance that we may be able to solve all potential Year 2000 issues, and if we fail to correct a material Year 2000 problem, our normal business activities and operations could be interrupted. Such interruptions could have a material adverse effect on Connetics' results of operations, liquidity and financial condition. To date, Year 2000 costs are not considered to be material to our financial condition. We have incurred and expensed approximately $40,200 and currently estimate that, in order to complete Year 2000 compliance, we will be required to incur total expenditures of approximately $75,000.

Quantitative and Qualitative Disclosures About Market Risk

  We have supply contracts with Boehringer Ingelheim for ConXn and CCL Pharmaceuticals for Luxiq and OLUX. We also have a collaboration agreement with Suntory for the development and commercialization of relaxin for the treatment of scleroderma in Japan. As payments under these contacts are payable in local currency, our financial results could be affected by changes in foreign currency exchange rates. We have a bank loan that is sensitive to movement in interest rates. Interest income from our investments is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS
--------------------------------------------------------------------------------
Our Business

  We are a pharmaceutical company focused on late-stage product development and commercialization for dermatology and other specialty medical markets. We believe we have a competitive advantage due to our focused marketing and sales force, our expertise in developing products in an efficient manner, and our commitment to pursuing the development and commercialization of innovative products with significant commercial potential. We currently market three products, and our goal is to continue to increase revenues with our existing, as well as future, products. The status of our development and commercialization activities is as follows:

  Dermatology products:

     . Luxiq foam--marketed for the treatment of mild to moderate scalp dermatoses

     . OLUX foam--NDA submitted for the treatment of moderate to severe scalp dermatoses

     . Ketoconazole foam--in development for the treatment of topical fungal diseases

  ConXn (recombinant human relaxin) development programs:

     . Scleroderma--pivotal Phase II/III trial ongoing

     . Infertility--Phase I/II trials scheduled to begin in late 1999

     . Peripheral vascular disease and organ fibroses--preclinical development ongoing

  Other commercialized products:

     . Ridaura--marketed for the treatment of rheumatoid arthritis

     . Actimmune--marketed for the treatment of infections resulting from chronic granulomatous disease, a rare congenital autoimmune disease

  We are building our business by offering dermatological products with clinically proven therapeutic or cosmetic advantages and by providing quality customer service to dermatologists through our experienced sales and marketing staff. We are also targeting the development of ConXn for several indications and are conducting a pivotal trial. We plan to continue to leverage our expertise in efficiently developing and marketing our products by continuing to innovate, strategically acquire, in-license or enter into co-development agreements for commercially attractive pharmaceutical products.

Our Objectives

  Establish Strong Presence in the Dermatology Market

  . Exploit Attractive Market Opportunities. We have identified the dermatology market as one that is underserved by large pharmaceutical companies because the market opportunity, while significant for us, is relatively small for them. We intend to differentiate ourselves from our competitors by offering products which are both effective and cosmetically superior to existing products.

  . Capitalize Upon our Focused Marketing and Sales Force. We have a 52 person pharmaceutical sales and marketing organization. We require that our sales people have pharmaceutical sales experience, and the majority has prior dermatology selling experience. Our goal is to build close relationships with the approximately 6,000 dermatologists who are responsible for 90% of all prescriptions written by dermatologists. We intend to enhance our existing marketing and sales capabilities in order to expand and increase the penetration of our existing products as well as market new products.

  . Continue to License and Develop Products Based Upon Innovative Delivery
    Formulations. We believe that the proprietary foam technology offers significant advantages over conventional therapies, and we plan to develop other products employing this unique delivery formulation. We will seek to develop other innovative products from existing pharmaceutical agents with proven efficacy and a demonstrated physician and patient need. We intend to pursue further strategic licensing of innovative formulations consistent with our standards for efficacy, quality, cosmetic elegance, cost and gross profit margins.

  . In-License Development Stage and Currently Marketed Products. We plan to continue to in-license and acquire rights to late-stage development products and currently marketed products in the dermatology area. Changing industry conditions have resulted in opportunities to in-license or acquire additional products. Additionally, we are able to provide our development and commercialization expertise to products that are beyond the core competencies of some research companies. This strategy allows us to develop products while minimizing our exposure to the risks inherent in drug discovery and basic research.

  Aggressively and Broadly Develop ConXn

  . Exploit Exclusive License Rights. We licensed the exclusive rights to develop and commercialize recombinant human relaxin from Genentech. ConXn may serve as a potential treatment for several life-threatening diseases and medical disorders that currently have limited therapies. Accordingly, if successfully developed and cleared for marketing by the FDA, ConXn could represent a significant commercial opportunity.

  . Conducting Clinical Trials for Multiple Indications. We initiated a pivotal trial of ConXn for the treatment of scleroderma in February 1999. We anticipate completing enrollment by year end 1999, and plan to announce trial results by year end 2000. In addition, we filed an application to initiate human studies for the treatment of infertility and expect to begin enrolling patients in a Phase I/II clinical trial during the fourth quarter of 1999. We are also investigating the opportunities that exist for ConXn in treating peripheral vascular disease and organ fibroses.

  . Leverage Our Strategic Development Partnerships. In collaboration with our three corporate partners-Medeva, Suntory and Paladin-we are rapidly expanding our development and commercial planning activities for relaxin. These strategic agreements involve license, development milestone and equity payments to us of up to $52 million in exchange for the commercial rights to relaxin for the treatment of scleroderma outside of the United States.

Products

  Our marketed products and those under development are primarily concentrated in dermatology as well as other specialty markets. Our products are as follows:

--------------------------------------------------------------------------------

     Product              Indication                  Status                   Marketing Partners

--------------------------------------------------------------------------------------------------------
  Dermatology
  Luxiq Foam       Mild to moderate scalp   Marketed                    Connetics - North America
                   dermatoses

  OLUX Foam        Moderate to severe scalp NDA submitted               Connetics - Worldwide
                   dermatoses

  Ketoconazole     Topical fungal diseases  Phase III trials expected   Connetics - Worldwide (excluding
   Foam                                     late 2000                   Australia and New Zealand)
--------------------------------------------------------------------------------------------------------
  Relaxin
  ConXn            Scleroderma              Pivotal Phase II/III trial  Medeva - Europe
                                            initiated in February 1999  Paladin - Canada
                                                                        Suntory - Japan(/1/)
                                                                        Connetics - Rest of World

                   Infertility(/2/)         Phase I/II trials           Medeva - Europe
                                            scheduled to begin          Paladin - Canada
                                            in late 1999                Connetics - Rest of World

                   Peripheral vascular      Preclinical development     Medeva - Europe
                   disease and organ        underway for treatment      Paladin - Canada
                   fibroses                 of organ fibroses and       Connetics - Rest of World
                                            peripheral vascular
                                            disease
--------------------------------------------------------------------------------------------------------
  Other
  Ridaura          Rheumatoid arthritis     Marketed                    Connetics - United States

  Actimmune        Chronic granulomatous    Marketed                    Connetics - United States
                   disease                                              until December 31, 2001
                                                                        (royalties thereafter)

  T-cell Receptor  Autoimmune diseases      Early-stage clinical        Connetics - Worldwide
   Vaccines                                 studies completed - Further
                                            development activities
                                            have been suspended

--------------------------------------------------------------------------------

(/1/.Suntory)did not license the tradename ConXn.

(/2/.We)currently have co-exclusive rights with Genentech for reproductive indications. Medeva and Paladin have options to acquire rights for reproductive indications in their territories if we obtain exclusive worldwide rights.

Dermatology

  According to IMS, the 1998 prescription dermatology market accounted for an estimated $2.7 billion in annual sales in the United States and is comprised mostly of small products with annual sales of less than $50 million per product. We believe that most prescription dermatology products do not generate a level of sales that would typically interest large pharmaceutical companies. Approximately 6,000 of the 8,500 U.S. dermatologists account for 90% of the prescriptions written by dermatologists. This concentrated physician base enables us to effectively address this market with our well trained, highly experienced, 52 person sales and marketing force.

  Often dermatological diseases persist for an extended period of time and are treated with clinically proven drugs that are currently delivered in a variety of formulations, including solutions, creams, gels and ointments. We believe that these existing delivery systems often inadequately address a patient's needs for efficacy and cosmetic elegance, which combined may decrease patient compliance. We believe that our foam-based dermatology products offer significant advantages over these conventional therapies. These advantages include improved efficacy due to higher absorption and more localized delivery of the active agent. In addition, the foam is cosmetically elegant as it is non-staining, non-greasy and quick drying. All of these factors may lead to increased patient compliance.

  We focus on developing and commercializing innovative products for dermatology and other specialty market needs. We have two foam-based products for the treatment of scalp dermatoses: Luxiq, which we currently market, and OLUX, which is awaiting FDA review. We believe that the proprietary foam delivery system has significant treatment and cosmetic advantages over conventional therapies for scalp dermatoses. These advantages include:

  . Strong Efficacy: The unique foam formulation liquefies when applied, and enables rapid penetration of active dermatologic agent, thus enhancing efficacy;

  . Cosmetic Elegance: The foam formulation when applied is quick drying, non-greasy, non-staining and odorless; and

  . Increased Patient Compliance: The formulation's cosmetic elegance and increased efficacy may improve patient compliance and satisfaction.

  Luxiq Foam

  Luxiq is a foam formulation of a mid-potency topical steroid with the active ingredient betamethasone valerate, which is prescribed for the treatment of steroid responsive scalp dermatoses such as psoriasis, eczema and seborrheic dermatitis. According to IMS, the 1998 sales of mid and high potency topical steroid treatment were approximately $450 million in the United States. We licensed the North American rights from Soltec to develop and commercialize Luxiq. In our Phase III trial, patients treated with Luxiq experienced a statistically significant improvement over patients treated with placebo or a currently approved betamethasone valerate mid-potency lotion. In March 1999, we received FDA clearance for Luxiq and in April 1999 we initiated commercial sales in the United States. The product is approved for sale in the United Kingdom and is being marketed in the United Kingdom by a subsidiary of Medeva.

  OLUX Foam

  OLUX is a foam formulation of a super high potency topical steroid with the active ingredient clobetasol propionate, which is being developed for the treatment of moderate to severe scalp psoriasis and other steroid-responsive dermatoses of the scalp. According to IMS, the 1998 sales of super-high potency steroid treatments were $190 million in the United States. We have licensed worldwide rights from Soltec to develop and commercialize OLUX. In 1998, we completed a

Phase III multicenter, randomized, double-blind clinical trial of approximately 190 scalp psoriasis patients which compared OLUX to a currently approved clobetasol solution and placebo during a two week treatment regimen. OLUX trial results showed a 74% improvement in the global response to treatment as judged by the investigators for OLUX as opposed to 63% for clobetasol solution and 8% for placebo. Primary endpoints included changes in the clinical signs of psoriasis: plaque thickness, scaling, erythema (redness), and the global response to treatment as judged by the investigator. In July 1999, we submitted a new drug application to the FDA for OLUX.

  Ketoconazole Foam

  In July 1999, we entered into an exclusive worldwide license, excluding Australia and New Zealand, with Soltec to develop and commercialize a foam formulation of ketoconazole, a commercially available drug for the treatment of topical fungal diseases. According to IMS, the 1998 sales of topical antifungal agents were approximately $500 million in the United States. Ketoconazole is our third dermatology product to enter development in the last three years. We intend to initiate Phase III trials with our ketoconazole product in late 2000, following completion of formulation and stability studies.

ConXn

  ConXn is our trademark for recombinant human relaxin, a cloned version of the natural hormone, relaxin. We licensed the exclusive rights to develop and commercialize recombinant human relaxin from Genentech, except for co-exclusive rights for reproductive indications. Relaxin is known to have an antifibrotic property, or the lessening or prevention of the creation of dense, firm scar tissue in skin and connective tissue, as well an angiogenic property, or the stimulation and formation of new blood vessels. We are pursuing development programs for both properties of relaxin; scleroderma and other organ fibroses represent the target indications for relaxin's antifibrotic properties; while infertility and peripheral vascular disease represent potential opportunities for relaxin's angiogenic properties.

  Relaxin, identified over 70 years ago, was first described as a substance associated with pregnancy. In the mid-1950's, animal-derived relaxin was available as a medical treatment for halting or controlling pre-term labor. Over the years, substantial safety and efficacy data have been accumulated regarding the biological properties of this hormone outside the realm of pregnancy.

  To date, we have entered into three collaborative partnerships for our relaxin program for markets outside of the United States. We have licensed rights to develop and commercialize relaxin to Medeva for Europe, Suntory for Japan, and Paladin for Canada. Our license agreements with these international partners are financially and commercially valuable as they offset much of the costs associated with developing relaxin and will provide product commercialization in geographical markets outside of our focus. In combination, the three deals may potentially provide approximately $52 million in license, development, milestone and equity payments, plus royalties on product sales for the successful development of ConXn for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications outside of the United States. We may pursue additional license agreements for other foreign markets, and we intend to retain rights for the United States.

  Scleroderma

  The first indication for which we are developing ConXn is for the treatment of scleroderma, a serious disease involving the uncontrolled formation of connective tissue. Scleroderma is characterized by thickening and hardening of the skin and, in severe cases, the internal organs, including the heart, lungs, kidneys and the organs of the gastrointestinal tract. Scleroderma can cause extensive disfigurement and quality of life impairment, often making it impossible for afflicted patients to carry out the most routine daily functions. The Scleroderma Foundation estimates that between 300,000 and 500,000 individuals in the United States, of whom 80% are women, suffer from various forms of this disease, with approximately 70,000 having progressive systemic sclerosis. We have been granted orphan drug status in the United States for ConXn for treatment of progressive systemic sclerosis. The Orphan Drug Act of 1983 provides incentives to develop and manufacture products for the treatment of rare diseases. Under the Orphan Drug Act, we may be eligible for tax benefits and be granted a seven-year period of marketing exclusivity for ConXn for the orphan indication.

  The most serious form of progressive systemic sclerosis, called diffuse scleroderma, is often fatal and few therapies ease the pain and suffering of scleroderma patients. In June 1997, we announced results of a Phase II trial for ConXn in patients with diffuse scleroderma. The results of the six month, 64-patient Phase II trial showed that the administration of 25 micrograms per kilogram per day of ConXn caused a statistically significant reduction in skin score, which is a measure of skin thickening, the primary clinical endpoint, and positive trends were seen in eleven other secondary disease parameters. To our knowledge, ConXn is the only therapy to show statistically significant efficacy in a Phase II, double-blind, placebo-controlled trial for scleroderma. Based partly on the results of the Phase II trial and an earlier Phase I/II trial for scleroderma, we believe that ConXn may have a beneficial effect on connective tissue turnover and may serve as a treatment for scleroderma. We initiated a 200-patient, Phase II/III pivotal trial of ConXn for the treatment of diffuse systemic scleroderma in February 1999. We anticipate completing enrollment by the end of 1999 and announcing trial results by the end of 2000. If the results from this trial are positive, we intend to submit a biologic license application to the FDA requesting clearance to market the drug.

  Infertility

  Despite improvements in infertility therapy, it is believed that a major cause of infertility is due to the failure of the embryo to implant in the uterus. Our scientists and collaborators have accumulated data indicating that relaxin may be involved in stimulating new blood vessel formation and thickening of the lining of the uterus, and that these effects may enhance embryonic implantation and pregnancy success. Accordingly, we believe that ConXn may be useful in the treatment of infertility,In June 1999, we filed an investigational drug application for use of ConXn in the treatment of infertility, and we expect to begin enrolling patients in Phase I/II clinical trials during the fourth quarter of 1999. We intend to conduct reproductive toxicology tests in animals in parallel with the Phase I/II trials.

  Peripheral Vascular Disease

  Peripheral vascular disease, which is generally known as PVD, is a syndrome characterized by inadequate blood flow to the extremities, particularly the lower limbs. PVD often leads to pain and debilitating ulcers, and in its more serious manifestations, gangrene and amputation of the affected limb. It is caused by a variety of serious medical conditions, but the single most common cause is diabetes mellitus. As the incidence of Type II diabetes is increasing in both developed and developing nations, and because there are limited therapeutic options for treatment, PVD is becoming of increasing concern. Because ConXn has a stimulating effect on new blood vessel formation and because of anecdotal reports of wound-healing in our scleroderma trials, we believe that it may have a therapeutic effect on treating PVD. We are currently evaluating the feasibility of a clinical trial with ConXn to treat PVD.

  Organ Fibroses

  Organ and Other Fibroses. We believe that ConXn may have further potential in treating organ-specific fibroses, such as pulmonary, liver, and kidney fibroses, and fibroses stemming from cardiovascular disease. Each of these fibrotic conditions has a common cause -- the production of too much collagen that the body is unable to adequately break down. ConXn's ability to interrupt the production of and promote the breakdown of scarred or hardened tissue may make it effective in the treatment of such diseases, as outlined below.

Affected Organ            Potential Indication                 Current Therapies
--------------------------------------------------------------------------------
 Heart          Breaking down scarring of the heart that  Angiotensin-converting occurs in heart attacks, atherosclerosis  enzyme inhibitors or hypertension
                Preventing vessel blockage (restenosis)   Stents, radiation and
                following angioplasty                     thrombolytics
--------------------------------------------------------------------------------

 Lung           Chronic inflammation and scarring in the  Steroids
                walls of the lungs
--------------------------------------------------------------------------------

 Liver          Fibrosis in connection with chronic       Steroids
                hepatitis and cirrhosis of the liver
--------------------------------------------------------------------------------

 Kidney         Fibrosis that occurs in diabetes and      Steroids
                other diseases leading to impairment of
                kidney filtration

Other Products

  Ridaura

  Ridaura is an oral formulation of gold salt for the treatment of rheumatoid arthritis, a chronic autoimmune disease that results in painful inflammation, erosion of the joints and loss of mobility. It is estimated that over two million individuals in the United States suffer from this disease. Ridaura is currently indicated for adults with active rheumatoid arthritis who are not responsive to, or are intolerant of, treatment with non-steroidal anti-inflammatory drugs. Ridaura competes on the basis of clinical evidence which shows the drug slows the progression of damage to joint tissue. Our sales of Ridaura for the six months ended June 30, 1999 were approximately $2.3 million as compared to approximately $3.2 million for the same period last year. We believe that our sales have declined in part due to the recent introduction of several major rheumatoid arthritis therapies.

  Actimmune

  Interferon gamma is one of a family of proteins involved in the regulation of the immune system and has been shown to reduce the frequency and severity of certain infections. In May 1998, we entered into a license agreement with Genentech for exclusive rights in the United States, under certain patent rights and know-how, to Actimmune, Genentech's interferon gamma product, for the following indications: infections resulting from chronic granulomatous disease, or CGD; non-cancer dermatological diseases; infectious diseases; infections in osteopetrosis; pulmonary fibrosis; and asthma. At the same time, we also entered into a supply agreement with Genentech in which they will manufacture and supply Actimmune to us. We amended the license agreement effective January 15, 1999 and April 27, 1999 with the cumulative effect of expanding the fields of use for which the license applies, and adding Japan to the license territory. Actimmune was approved for sale in the United States in January 1999 and commercially launched in April 1999. In late April 1999, we spun-off our wholly-owned subsidiary InterMune to develop commercial uses for Actimmune. In connection with the spin-off, we have retained the commercial rights to and revenue from Actimmune for CGD until December 31, 2001 and we will receive a royalty on Actimmune sales thereafter. In addition, we have retained the product rights for potential dermatological applications. Our sales of Actimmune for the six months ended June 30, 1999 were approximately $2.0 million as compared to zero for the same period in 1998. InterMune has assumed our obligations under the license with Genentech and the supply agreement.

  T-Cell Receptor Program

  Autoimmune diseases are generally believed to result from an inappropriate response of the immune system; however, the mechanism responsible for causing these T-cells to attack healthy tissue has, for the most part, not been identified. Through a license agreement with XOMA and a research and collaboration and assignment agreement with Arthur A. Vandenbark, Ph.D., we hold certain patents to T-cell receptor vaccines, generally known as TCR vaccines, for the treatment of autoimmune diseases, such as rheumatoid arthritis and multiple sclerosis. We conducted early-stage clinical studies to evaluate TCR vaccines. While the results for the treatment of rheumatoid arthritis and multiple sclerosis were encouraging, we have suspended most of our activity with respect to TCR, to permit us to focus resources on our dermatology and relaxin-based products. We are exploring strategic alternatives for this product.

Sales and Marketing

  We strive to maintain an experienced, highly productive sales and marketing organization. In recruiting people to join our sales team, we require that people have pharmaceutical sales experience, and the majority of our sales staff has prior experience selling dermatology products. As of July 31, 1999, we had 52 people in our sales and marketing organization, including 43 sales representatives. Our sales representatives focus on cultivating relationships of trust and confidence with dermatologists. Our marketing activities aim to build awareness of both us and our products. We use a variety of advertising, promotional material, specialty publications, participation in educational conferences and product Internet sites to achieve our marketing objectives. We may supplement our sales staff from time to time with contract sales representatives to increase the frequency of our sales calls or to assist with the launch of products.

  We intend to maintain control of sales and marketing responsibilities for our targeted specialty markets in the United States. Outside of our target markets, we have entered partnerships to manage product commercialization activities. For example, in March 1999, we entered into agreements with MGI Pharma to provide sales support for Ridaura and Luxiq to rheumatologists. The agreements helps us achieve our sales objectives for these products, while permitting us to focus primarily on the dermatology market. In addition, our relaxin partners, Medeva for Europe, Suntory for Japan and Paladin for Canada, will be responsible for commercializing relaxin in their territories should that product be approved. Currently, all of our product distribution activities are handled by CORD in the United States.

Partnering Agreements

  Since our founding, we have entered numerous strategic partnerships that have substantially expanded our business. Our main reasons for entering partnerships are to:

  . gain access to additional product opportunities;

  . share the risk and financial cost of developing products;

  . increase product sales and marketing activities; and

  . extend development and commercialization activities to foreign markets.

  Florey

  In January 1998, we entered into an agreement with the Florey Institute that requires us to pay relaxin royalties directly to the Florey Institute (rather than through Genentech) according to a modified royalty structure. Under the agreement, we provide approximately $125,000 of annual research funding to the Florey Institute for up to five years or until the date of the first sale of a relaxin product by us or our partner, and we agreed to pay the Florey Institute a royalty on our sales of relaxin products and a portion of revenues received from corporate partners.

  Genentech

  In September 1993, we entered into an agreement with Genentech, which was subsequently amended in July 1994 and April 1996. The agreement, as amended, grants to us exclusive rights, for indications other than reproductive, to make, have made, use, import and sell certain products derived from recombinant human relaxin. Genentech retains co-exclusive rights for reproductive indications.

  In December 1995, we entered into a license agreement with Genentech to acquire exclusive U.S. development and marketing rights to interferon gamma for dermatologic indications. In May 1998, the agreement was amended in its entirety and we entered into a new license agreement with Genentech that granted us an exclusive U.S. license under certain patent rights and know-how to Actimmune for the treatment of chronic granulomatous disease and several additional indications. At the same time, we also entered into a supply agreement with Genentech in which they will manufacture and supply Actimmune to us. We amended the license agreement effective January 15, 1999 and April 27, 1999 with the cumulative effect of expanding the fields of use for which the license applies, and adding Japan to the licensed territory.

  InterMune

  In April 1999, we spun-off our wholly owned subsidiary InterMune through the sale of a majority interest to outside investors. We established InterMune to develop Actimmune in conjunction with our license of Actimmune from Genentech. At the close of the spin-off, we retained approximately a 10% equity position in InterMune, and will receive license and milestone payments in connection with the development of Actimmune. We will retain commercial rights to and revenue from Actimmune for chronic granulomatous disease until December 31, 2001 and receive a royalty on Actimmune sales thereafter. In addition, we hold an option to purchase the product rights for potential dermatological applications of Actimmune.

  MGI Pharma

  In March 1999, we entered into two agreements with MGI Pharma. Under the terms of the agreements, MGI Pharma will promote Ridaura and Luxiq to the rheumatology market in the United States. These arrangements take advantage of MGI Pharma's specialty sales force that calls on rheumatologists in the United States, and allows us to focus our attention on the dermatology marketplace.

  Medeva

  In January 1999, we entered into an exclusive license agreement with Medeva for the development, commercialization and supply of ConXn in Europe. Under the terms of the agreement, Medeva will pay up to $35.0 million in license, development milestone and equity payments for the successful development of ConXn for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications for ConXn in Europe. Medeva will be responsible for all development and commercialization activities in Europe. Medeva will purchase ConXn from us and pay royalties on European sales of ConXn. For up to five years after we launch ConXn in the United States, Medeva will receive a portion of our operating profits from U.S. ConXn sales.

  Paladin

  In July 1999, we entered into an exclusive license agreement with Paladin for the development, commercialization and supply of ConXn in Canada. Under the terms of the agreement, Paladin will pay up to $2.7 million in license, development, milestone and equity payments for the successful development of ConXn for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications for ConXn in Canada. Paladin is responsible for all development and commercialization activities in Canada, and will pay royalties on all sales of ConXn in Canada.

  Soltec

  In June 1996, we entered into an exclusive license agreement with Soltec, to develop and market a foam formulation of the dermatologic drug, betamethasone valerate, in North America. This license agreement led to our launch of Luxiq, in April 1999. In January 1998, we acquired the North American rights to Soltec's proprietary foam formulation of the drug clobetasol propionate. In June 1999, we expanded the license to include worldwide rights to the product, which we intend to market under the tradename OLUX. In July 1999, we submitted an NDA to the FDA for OLUX for the treatment of moderate to severe scalp dermatoses. On July 14, 1999, we licensed the exclusive worldwide rights (excluding Australia and New Zealand) to develop and market ketoconazole foam. We also have an exclusive option on Soltec's foam formulation for the delivery of other dermatological compounds.

  Suntory

  In April 1998, we entered into an exclusive license agreement with Suntory for the development, commercialization and supply of relaxin for scleroderma in Japan. Under the terms of the agreement, Suntory will pay up to 1.6 billion yen, which we estimated to be $14.0 million in license, development and milestone payments, based upon the exchange ratio at the time of the transaction. Suntory is responsible for all development and commercialization activities in Japan. Suntory will purchase relaxin materials from us, make payments based upon development progress in the United States and Japan and pay us royalties on sales in Japan.

  XOMA

  In June 1994, we entered into a technology acquisition agreement with XOMA to purchase all rights to T-cell receptor vaccines technology and for the exclusive right to make, use and sell certain products pursuant to a sublicense agreement.

Patents and Proprietary Rights

  Our success will depend in part on our ability and our licensors' ability to obtain and retain patent protection for our products and processes, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties. We own, control or have exclusively licensed pending applications and/or issued patents worldwide relating to ConXn, Luxiq and OLUX, as well as other technology in the earlier stages of research.

  Our relaxin patent portfolio includes pending applications and issued patents in the United States and various international equivalents which are owned or licensed by use. The relaxin portfolio includes certain claims within the following categories:

  . compositions of matter, analogs and closely related compositions;

  . pharmaceutical compositions;

  . methods of manufacture; and

  . methods of treatment.

The issued relaxin patents will expire at various times between 2003 and 2015. In addition, the patent laws of foreign countries differ from those of the U.S. and the degree of protection, if any, afforded by foreign patents may be different.

  In Europe, a third party appeal is pending from an opposition to a patent application concerning relaxin DNA. Our licensor successfully defended the original opposition. No assurance can be given that:

  . any of our or our licensors' patent applications will issue as patents;

  . any such issued patents will provide competitive advantage to us; or

  . any such issued patents will not be successfully challenged or circumvented by our competitors.

  Our interferon gamma patent portfolio includes issued U.S. patents and other pending applications. The interferon gamma portfolio covers:

  . the composition of matter;

  . formulations; and

  . methods of treatment.

The issued interferon gamma patents do not begin to expire until 2009.

  Our TCR vaccine patent portfolio contains pending applications in the United States and corresponding international patents and applications. Most of the issued TCR patents expire in 2010, with one issued U.S. patent expiring in 2014.

  We have been advised that a separate opposition has been filed to one of our European patents. We are also aware of other pending third party patent applications which, if issued, might be asserted against our TCR vaccines and products or processes as planned to be made, used or sold by us. A judgment adverse to us in any such patent interference, litigation or other proceeding could materially adversely affect our business. In addition, its expense may be substantial whether or not we are successful.

  We also rely on trade secrets and proprietary know-how. We require each of our employees, consultants and advisors to execute a confidentiality agreement providing that all proprietary information developed or made known to the individual during the course of the relationship will be kept confidential and not used or disclosed to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee (or consultant or advisor, to the extent appropriate for the services provided) during the course of the relationship, are our exclusive property. The agreement does not include inventions unrelated to our business and developed entirely on the individual's own time. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for misappropriation of our trade secrets in the event of unauthorized use or disclosure of such information.

Manufacturing

  We currently have no manufacturing facilities for clinical or commercial production of any of our products, nor do we intend to develop such capabilities in the near future. We contract with independent sources to manufacture our products, which enables us to focus on product and clinical development strengths, minimize fixed costs and capital expenditures, and gain access to advanced manufacturing process capabilities. Ridaura, in final finished package form, is manufactured by SmithKline under an agreement with an initial term through December 2001. Luxiq and OLUX are currently manufactured for us by CCL Pharmaceuticals. Actimmune is manufactured by Genentech. Boehringer Ingelheim manufactures relaxin for us for clinical and commercial uses under a long-term contract.

Competition

  The pharmaceutical and biotechnology industries are highly competitive. Other products and therapies currently exist on the market or are under development that could compete directly with some of the products that we are marketing, or seeking to develop and market. There are numerous pharmaceutical and biotechnology companies and academic research groups throughout the world engaged in research and development efforts with respect to therapeutic products targeted at diseases or conditions addressed by us. We believe that the principal competitive factors in our industry include:

  . managerial competence in identifying and pursuing product in-licensing and acquisition opportunities;

  . ability to obtain timely regulatory approvals from the FDA and similar foreign regulatory agencies;

  . operational competence in developing, protecting, manufacturing and marketing products; and

  . access to financial resources.

  We intend to compete on the basis of the quality and efficacy of our products, combined with the effectiveness of our marketing and sales efforts. Competing successfully will depend on our continued ability to attract and retain skilled and experienced personnel, to identify, secure the rights to, and develop pharmaceutical products and compounds and to exploit these products and compounds commercially prior to the development of competitive products by others.

  With regard to Ridaura, there are numerous products on the market, and under development, for the treatment of rheumatoid arthritis. We believe that our sales have declined recently in part due to the competition of several new rheumatoid arthritis therapies introduced by Hoechst Marion Roussel, Immunex Corporation and Mosanto Company.

  There can be no assurance that our products, even if successfully tested and developed, will be adopted by physicians over such other products, or that our products will offer an economically feasible alternative to existing modes of therapy where they exist.

  Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than us. In addition, many of these competitors have more collective experience than us in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than us.

Government Regulation

  The pharmaceutical and biotechnology industries are subject to regulation by the FDA under the Food Drug and Cosmetic Act and by similar agencies outside of the United States. It is expected that all of our pharmaceutical products will require regulatory approval by governmental agencies prior to commercialization. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA in the United States and similar health authorities in foreign countries. Labeling and promotional activities are subject to scrutiny by the FDA. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such pharmaceutical products. Failure to comply with applicable requirements can result in, among other things, warning letters, fines, injunctions, penalties, recall or seizure of products, total or partial suspension of production, denial or withdrawal of approval, and criminal prosecution. Accordingly, ongoing regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that we have or may develop. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources.

  Generally, in order to obtain FDA approval for a new therapeutic agent, a company first must conduct pre-clinical studies. The basic purpose of pre-clinical investigation is to gather enough evidence on the potential new agent through laboratory experimentation and animal testing, to determine if it is reasonably safe to begin preliminary trials in humans. The results of these studies are submitted as a part of an investigational new drug application, which the FDA must review before human clinical trials of an investigational drug can start. We have filed and will continue to be required to sponsor and file INDs and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of our products.

  Clinical trials are normally done in phases and generally take two to five years, but may take longer, to complete. The rate of completion of our clinical trials depends upon, among other factors, the rate at which patients enroll in the study. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on our business. Phase I trials generally involve administration of a product to a small number of persons to determine safety, tolerance and the metabolic and pharmacologic actions of the agent in humans and the side effects associated with increasing doses. Phase II trials generally involve administration of a product to a larger group of patients with a particular disease to obtain evidence of the agent's effectiveness against the targeted disease, to further explore risk and side effect issues, and to confirm preliminary data regarding optimal dosage ranges. Phase I and Phase II trials can sometimes be combined, with the FDA's concurrence, into a Phase I/II trial. Phase III trials involve more patients, and often more locations and clinical investigators than the earlier trials. At least one such trial is required for FDA approval to market a drug. Phase II and Phase III trials can sometimes be combined, with the FDA's concurrence, into Phase II/III. Pivotal trials have the primary goal of collecting the data necessary to meet the safety and efficacy standards necessary to obtain FDA approval to use the agent to treat the targeted disease.

  After we complete the clinical trials of a product, we must file with the FDA a new drug application, if the product is classified as a new drug, or a biologic license application, if the product is classified as a biologic. We must receive FDA clearance before we can commercialize the product. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. The FDA can take between one and two years to review NDAs and BLAs, and can take longer if significant questions arise during the review process. While various legislative and regulatory initiatives have focused on the need to reduce FDA review and approval times, the ultimate impact of such initiatives on our products cannot be certain. In addition, if there are changes in FDA policy while we are in product development, we may encounter delays or rejections that we did not anticipate when we submitted the NDA or BLA for that product. We could encounter similar delays in other countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products that we develop. If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed.

  Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, recalls, seizures, injunctions or criminal sanctions.

  The "orphan drug" status of ConXn may provide us with seven years of market exclusivity in the United States if we are the first to be cleared to market ConXn for progressive systemic sclerosis. Although this status would prevent other sponsors from obtaining clearance of the same product for the same indication, it would not prevent sponsors from seeking or receiving clearance of other types of products to treat the same indication. Moreover, the U.S. Congress has considered and may consider in the future, legislation that would restrict the duration of the market exclusivity of an orphan drug and, thus, there can be no assurance that the benefits of the existing statute will remain in effect.

  In order to develop and market outside the United States, our products will be subject to foreign regulatory requirements governing human clinical trials, manufacturing and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

Third Party Reimbursement and Health Care Reform

  The commercial success of our products will be substantially dependent upon the availability of government or private third-party reimbursement for the use of such products. There can be no assurance that Medicare, Medicaid, health maintenance organizations and other third-party payers will authorize or otherwise budget such reimbursement. Such governmental and third party payers are increasingly challenging the prices charged for medical products and services. There can be no assurance that our products, once marketed, will be viewed as cost-effective or that reimbursement will be available to consumers or will be sufficient to allow our products to be marketed on a competitive basis. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers of fees and capital equipment costs in connection with medical treatment of certain patients. We cannot predict the likelihood of passage of federal and state legislation related to health care reform or lowering pharmaceutical costs. To the extent that these or other proposals or reforms have a material adverse effect on our ability to secure funding for its development or on the business, financial condition and profitability of other companies that are prospective collaborators for certain of our product candidates, our ability to develop or commercialize its product candidates may be adversely affected. In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the U.S. or foreign health care systems could have a material adverse effect on our business.

Environmental Regulation

  Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal, and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any liability could exceed our resources. We could be required to incur significant costs to comply with environmental laws and regulations as our research activities are increased, and if that were to happen there can be no assurance that our operations, business and future profitability will not be adversely affected.

Development

  We have several products that require clinical and manufacturing development, including our OLUX and ketoconazole foam products and ConXn. Our development activities involve work related to product formulation, preclinical and clinical study coordination, regulatory administration, manufacturing, and quality control and assurance. While many other pharmaceutical and biotechnology companies conduct earlier stage research and drug discovery, our focus is on later-stage development to minimize the risk and time requirements for us to get a product on the market.

  In addition to our in-house staff and resources, we contract a substantial portion of development work to outside parties. For example, we typically utilize contract research organizations to manage our clinical trials. We have contracts with vendors to conduct product analysis and stability studies, and we outsource all of our manufacturing scale-up and production activities.

  Our product development activities are leveraged by our collaborative relationships with pharmaceutical partners and academic researchers. In particular, we have three partners that have responsibility for developing relaxin in Europe, Japan and Canada. Through our agreements with these partners, we have joint development committees that collaborate on decision making and product development. Also, from time to time we enter agreements with academic or university-based researchers to conduct various studies for us.

Employees

  As of July 31, 1999, we had 110 full-time employees. Of the full-time employees, 52 were engaged in sales and marketing, 37 were in research and development and 21 were in general and administrative positions. We believe our relations with our employees are good.

Facilities

  We currently lease 36,964 square feet of laboratory and office space at 3400 and 3294 West Bayshore Road in Palo Alto, California. We lease this space under two lease agreements which will expire in January 2003. We believe that our existing facilities are adequate to meet our requirements for the near term and that additional space will be available on commercially reasonable terms if needed.

Litigation

  We are not a party to any material litigation proceedings.

                                   MANAGEMENT
--------------------------------------------------------------------------------

Executive Officers and Directors

  The following table shows information about our directors and officers as of August 20, 1999:

Name                             Age                  Position
----                             ---                  --------
G. Kirk Raab....................  63 Chairman of the Board of Directors
Thomas G. Wiggans...............  47 President, Chief Executive Officer and
                                     Director
Robert G. Lederer...............  54 Sr. Vice President, Commercial Operations
Katrina J. Church...............  38 Vice President, Legal Affairs, Corporate
                                     Counsel and Secretary
Thomas J. Franz, M.D. ..........  60 Vice President, Clinical Research,
                                     Dermatology
Richard Hector, Ph.D. ..........  47 Vice President, Product Development --
                                      Relaxin
John L. Higgins.................  29 Vice President, Finance and Administration
                                     and Chief Financial Officer
Claire J. Lockey................  46 Vice President, Regulatory Affairs
Alexander E. Barkas, Ph.D. .....  51 Director
Eugene A. Bauer, M.D. ..........  56 Director
Brian H. Dovey..................  58 Director
John C. Kane....................  59 Director
Thomas D. Kiley.................  56 Director
Joseph J. Ruvane, Jr. ..........  73 Director

  G. Kirk Raab has served as Chairman of the Board of Directors since October 1995. From 1985 to January 1990, Mr. Raab served as President, Chief Operating Officer and a Director of Genentech, Inc., a biotechnology company, and from January 1990 to July 1995, he served as Genentech's President, Chief Executive Officer and a Director. Prior to joining Genentech, Inc. in 1985, Mr. Raab was President, Chief Operating Officer, and a Director of Abbott Laboratories, and before that, held executive positions with Beecham Group, A.H. Robins and Pfizer, Inc. He is also Chairman of Shaman Pharmaceuticals, Inc., LXR Biotechnology Inc., and Oxford Glycosciences Ltd. and a director of Applied Imaging Inc., as well as two privately held biotechnology companies.

  Thomas G. Wiggans has served as President, Chief Executive Officer and as a director since July 1994. From February 1992 to April 1994, Mr. Wiggans served as President and Chief Operating Officer of CytoTherapeutics, a biotechnology company. From 1980 to February 1992, Mr. Wiggans served in various positions at Ares-Serono Group, a pharmaceutical company, including President of its U.S. pharmaceutical operations and Managing Director of its U.K. pharmaceutical operations. From 1976 to 1980 he held various sales and marketing positions with Eli Lilly & Co., a pharmaceutical company. He is currently a director the Biotechnology Industry Organization, and Chairman of its Emerging Company Section. He is also a director of Paladin Labs, a publicly held Canadian pharmaceutical company, and another privately-held pharmaceutical company. Mr. Wiggans received a B.S. in Pharmacy from the University of Kansas and an M.B.A. from Southern Methodist University.

  Robert G. Lederer joined the Company as Senior Vice President, Marketing and Sales in July 1998, and his title was changed to Senior Vice President, Commercial Operations in January 1999. Before joining the Company, Mr. Lederer spent 15 years with Serono Laboratories, most recently as the Executive Vice President for Business Operations. Before joining Serono, Mr. Lederer held sales and management positions with Becton Dickinson and Genovese Drugs. Mr. Lederer received his B.A. from St. John's University in New York.

  Katrina J. Church has served as Vice President, Legal Affairs and Corporate Counsel since June 1998, and as Secretary since September 1998. Prior to joining Connetics, Ms. Church served in various positions at VISX, Incorporated, most recently as Vice President, General Counsel. Before joining VISX in 1991, Ms. Church practiced law with the firm Hopkins & Carley in San Jose, California. Ms. Church received her J.D. from the New York University School of Law, and her A.B. from Duke University.

  Thomas J. Franz, M.D. has served as Vice President, Clinical Research, Dermatology since April 1997. From 1994 to 1997, Dr. Franz was a Professor in the Department of Dermatology at the University of Arkansas. Previous faculty positions in Dermatology were also held at the University of Washington School of Medicine. In 1987, Dr. Franz served as Vice President, Research and Development at Hercon Laboratories in New Jersey, and from 1985 to 1987 Dr. Franz served as Clinical Investigator for Hoffman-LaRoche. Dr. Franz has additionally served as Consulting Medical Officer to the FDA and on NIH Study Sections, and has numerous publications. Dr. Franz earned his BS from the University of Portland, and MS and MD from the University of Oregon Medical School, where he did his internship. He served a residency in dermatology at the University of Washington School of Medicine.

  Richard Hector, Ph.D. has served as Vice President, Product Development, Relaxin since May 1999. Prior to joining Connetics, Dr. Hector worked in various positions at Shaman Pharmaceuticals, most recently as Senior Director and Head of the Biological Sciences Department, and as a Senior Staff Scientist at Bayer Corporation. Dr. Hector received his B.A. in Bacteriology and Ph.D. in Microbiology from U.C. Davis and his postdoctoral research was conducted in medical mycology at Tulane University School of Medicine.

  John L. Higgins has served as Vice President, Finance and Administration and Chief Financial Officer since September 1997. Prior to joining Connetics, he was a member of the executive management team at BioCryst Pharmaceuticals, Inc. Before joining BioCryst in 1994, Mr. Higgins was a member of the health care banking team of Dillon, Read & Co. Inc., an investment banking firm. He is a director of InterMune Pharmaceuticals, Inc. He received his A.B. from Colgate University.

  Claire J. Lockey has served as Vice President, Regulatory Affairs since 1997. Prior to joining Connetics, Ms. Lockey served as Vice President, Regulatory Affairs and Quality Assurance for Gore Hybrid Technologies, Inc. From 1985-1995, she served as the Vice President, Regulatory Affairs and Quality Assurance for Synergia, a consulting organization specializing in regulatory and clinical development of health care products. From 1991-1993, Ms. Lockey served as a Director, Regulatory Affairs and Quality Assurance at Alamar Biosciences, Inc. Ms. Lockey received her B.A. in Biology from Boston University.

  Alexander E. Barkas, Ph.D. has served as a director since November 1993. He served as Chief Executive Officer and Acting Chairman of the Board of Directors from January 1994 to August 1994 and as Chairman of the Board of Directors from August 1994 to October 1995. Dr. Barkas has been a Managing Partner of Prospect Venture Partners, a venture capital investment firm, since June 1997. He was previously a partner with Kleiner Perkins Caufield & Byers, a venture capital investment firm from September 1991 to June 1997. Dr. Barkas serves as Chairman of the Board of Geron Corporation, a publicly held pharmaceutical company, and as a director of several privately held medical technology companies.

  Eugene A. Bauer, M.D. has served as a director since January 1996 and also served as a director from our inception in February 1993 to September 1995. Dr. Bauer has been Dean of the Stanford University School of Medicine since 1995, Vice President for Medical Affairs of Stanford University since 1971, Professor, Department of Dermatology, Stanford University School of Medicine since

1988, and Chief of the Dermatology Service at Stanford University Hospital from 1988 to 1995. Previously, he was a professor at Washington University School of Medicine from 1982 to 1988. He has served as chairman of two National Institutes of Health study sections of the National Institute of Arthritis and Musculoskeletal and Skin Diseases and has served on a board of scientific counselors for the National Cancer Institute. Dr. Bauer is currently a director of Reconstructive Technologies, Inc.

  Brian H. Dovey has served as a director since February 1995. He has been a managing member of Domain Associates L.L.C., a venture capital investment firm since 1988. From 1986 to 1988, Mr. Dovey was President of Rorer Group, Inc., a pharmaceutical company. Mr. Dovey also serves on the Boards of Directors of Creative BioMolecules, Inc., Trimeris, Inc. and U.S. Bioscience, Inc., all publicly-held companies, and as a director of several privately-held companies.

  John C. Kane has served as a director since January 1997. He joined Cardinal Health, Inc., a healthcare services provider, as President and Chief Operating Officer in March 1993. Prior to joining Cardinal, Mr. Kane served in various operational and management positions at Abbott Laboratories for 19 years, most recently as President of Ross Laboratories Division. Mr. Kane is a director of Cardinal Health, Inc. Mr. Kane also serves on several medical advisory councils and educational foundations.

  Thomas D. Kiley has served as a director since November 1993. He has been self-employed since 1988 as an attorney, consultant and investor. From 1980 to 1988, he was an officer of Genentech, serving variously as Vice President and General Counsel, Vice President for Legal Affairs and Vice President for Corporate Development. From 1969 to 1980, he was with the Los Angeles law firm of Lyon & Lyon and was a partner from 1975 to 1980. Mr. Kiley is also a director of Geron Corporation, a publicly held pharmaceutical company, and certain private biotechnology and other companies.

  Joseph J. Ruvane, Jr. has served as director of the company since November 1995. From 1981 to 1988, Mr. Ruvane was President, CEO, and Chairman of Glaxo Inc, a pharmaceutical company. He also served as the executive director of Glaxo Holdings plc. Mr. Ruvane currently serves on the board of directors of Incara, a public company, Southern Research Institute in Birmingham, AL, the James G. Cannon Research Center in Charlotte, NC, and is the chairman of POZEN Inc., a private company. He served as Chairman of the Board of Sphinx Corporation throughout its sale to Eli Lilly, as well as Chairman of the Board of Systemix, Inc. until its sale to Novartis.

                                  UNDERWRITING
--------------------------------------------------------------------------------

  Connetics and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to certain conditions, each Underwriter has each agreed to purchase the number of shares indicated in the following table. Warburg Dillon Read LLC, Hambrecht & Quist LLC and Raymond James & Associates, Inc. are the representatives of the Underwriters.

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   Warburg Dillon Read LLC.....................................
   Hambrecht & Quist LLC.......................................
   Raymond James & Associates, Inc.............................
     Total.....................................................
                                                                      ====

                               ----------------

  If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 600,000 shares from us to cover these sales. They may exercise that option for 30 days. If any shares are purchased under this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by Connetics. These amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase up to an additional 600,000 additional shares.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share..........................................    $            $
     Total............................................    $            $

  Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $       per share from the initial price to public. Any of these
securities dealers may resell any shares purchased from the Underwriters to
other brokers or dealers at a discount of up to $      per share from the
initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

  Connetics, its directors, officers and certain of its stockholders have agreed with the Underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of Warburg Dillon Read LLC. This agreement does not apply to any existing employee benefit plans.

  In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

  These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  As permitted by Rule 103 under the Exchange Act, certain Underwriters and selling group members that are market makers ("passive market makers") in the common stock may make bids for or purchases of common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part,

  . a passive market maker may not effect transactions or display bids for common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers, and

  . bids made by passive market makers must be identified.

  Connetics estimates that the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $        .

  Connetics has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS
--------------------------------------------------------------------------------

  The validity of our common stock will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and for the Underwriters by Brobeck, Phleger and Harrison LLP, Broomfield, Colorado.

                                    EXPERTS
--------------------------------------------------------------------------------

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

  This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about Connetics and the shares of common stock offered, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

  We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's following Regional
Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of this material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Additional information about us may be found on our web site at http://www.connetics.com. Information contained on our web site does not constitute part of this prospectus.

  The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering is completed. This prospectus is part of a registration
statement on Form S-3 we filed with the SEC (Registration No.        ). The
documents we incorporate by reference are:

  1. Connetics' annual report on Form 10-K for the fiscal year ended December 31, 1998,

  2. Connetics' quarterly report on Form 10-Q for the quarter ended March 31, 1999,

  3. Connetics' quarterly report on Form 10-Q for the quarter ended June 30, 1999.

  4. Connetic's Registration Statement on Form 8-A dated May 23, 1997, which contains a description of our capital stock.

  5. Connetic's Registration Statement on Form 8-A dated December 8, 1995, which contains a description of our capital stock.

  You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Corporate Counsel, Connetics Corporation, 3400 West Bayshore Road, Palo Alto, CA 94303; telephone number
(650) 843-2800.

                             CONNETICS CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Connetics Corporation

  We have audited the accompanying consolidated balance sheets of Connetics Corporation as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Connetics Corporation at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
January 13, 1999

                             CONNETICS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share amounts)

                                                  December 31,
                                                ------------------    June 30,
                                                  1997      1998       1999
                                                --------  --------  -----------
                                                                    (Unaudited)
Assets
Current assets:
 Cash and cash equivalents..................... $  8,452  $ 14,708   $  10,030
 Short-term investments........................    5,894     8,312       5,941
 Accounts receivable, net......................    1,527       485       3,373
 Other current assets..........................      158       118         956
                                                --------  --------   ---------
  Total current assets.........................   16,031    23,623      20,300
Property and equipment, net....................    1,663     1,128       1,638
Notes receivable from related parties..........      333       379         385
Deposits and other assets......................      160       104         121
Licensed assets and product rights.............   12,881     6,160       2,800
                                                --------  --------   ---------
                                                $ 31,068  $ 31,394   $  25,244
                                                ========  ========   =========
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable.............................. $  1,492  $  1,229   $   2,484
 Accrued liabilities...........................    1,100       879       1,695
 Accrued process development expenses..........      586       644         698
 Accrued payroll and related expenses..........      536     1,003       1,136
 Current portion of notes payable and other
  liabilities..................................    2,884     6,822       6,358
 Current portion of capital lease obligations,
  capital loans and long-term debt.............    2,746       582       1,354
                                                --------  --------   ---------
  Total current liabilities....................    9,344    11,159      13,725
Non-current portion of capital lease
 obligations, capital loans and long-term
 debt..........................................      649     4,002       3,467
Other long-term liabilities....................    9,666     3,781          --
Redeemable convertible preferred stock, Series
 A.............................................      600        --          --
Commitments
Stockholders' equity:
 Preferred stock, $0.001 par value:
  5,000,000 shares authorized; redeemable
   convertible preferred stock, Series A,
   shares issued and outstanding:
   60 in 1997, none in 1998 and 1999; and
   preferred stock none issued or outstanding
   in 1997, 1998 and 1999                             --        --          --
 Common stock, $0.001 par value, and additional
  paid-in capital:
  50,000,000 shares authorized; shares issued
   and outstanding: 13,244,164 in 1997,
   20,577,067 in 1998 and 21,517,419 in 1999...   77,518   105,285     111,446
 Notes receivable from stockholders............      (75)      (65)        (65)
 Deferred compensation, net....................     (763)     (302)       (125)
 Accumulated deficit...........................  (65,873)  (92,469)   (103,183)
 Accumulated other comprehensive income........        2         3         (21)
                                                --------  --------   ---------
  Total stockholders' equity...................   10,809    12,452       8,052
                                                --------  --------   ---------
                                                $ 31,068  $ 31,394   $  25,244
                                                ========  ========   =========

See accompanying Notes to Consolidated Financial Statements.

                             CONNETICS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                           Six Months Ended
                              Years Ended December 31,         June 30,
                             ----------------------------  ------------------
                               1996      1997      1998      1998      1999
                             --------  --------  --------  --------  --------
                                                              (Unaudited)
Revenues:
 Product.................... $    428  $  6,803  $  7,473  $  3,171  $  6,883
 Contract...................       --        --     1,648     1,648     7,379
                             --------  --------  --------  --------  --------
Total revenues..............      428     6,803     9,121     4,819    14,262
Operating costs and
 expenses:
 Cost of product revenues...       --     1,149     1,374       607     2,651
 License amortization.......      594     7,124     6,720     3,360     3,360
 Research and development...   13,161    17,162    11,446     5,283     8,580
 Selling, general and
  administrative............    5,434     8,966    11,680     5,505    10,501
 Charge for pre-FDA approved
  product rights............       --        --     4,000     4,000        --
                             --------  --------  --------  --------  --------
Total operating costs and
 expenses...................   19,189    34,401    35,220    18,755    25,092
Loss from operations........  (18,761)  (27,598)  (26,099)  (13,936)  (10,830)
Interest and other income...    1,190       860       808       411       640
Gain on sale of license
 rights.....................       --       525        --        --        --
Interest expense............     (943)   (1,722)   (1,304)     (739)     (524)
                             --------  --------  --------  --------  --------
Net loss.................... $(18,514) $(27,935) $(26,595) $(14,264) $(10,714)
                             ========  ========  ========  ========  ========
Basic and diluted net loss
 per share.................. $  (2.71) $  (2.69) $  (1.61) $  (0.95) $  (0.50)
Shares used to calculate
 basic and diluted net loss
 per share..................    6,825    10,412    16,533    15,081    21,235


See accompanying Notes to Consolidated Financial Statements.

                             CONNETICS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                           Convertible    Common Stock
                            Preferred    and Additional                                         Accumulated
                              Stock      Paid in Capital                                           Other
                          -------------- ----------------    Notes      Deferred   Accumulated Comprehensive
                          Shares  Amount Shares   Amount   Receivable Compensation   Deficit   Income(Loss)   Total
                          ------  ------ ------  --------  ---------- ------------ ----------- ------------- --------
Balances at December 31,
1995....................   3,965   $  4     909  $ 21,426    $(134)     $(1,933)    $ (19,300)     $ --      $     63
Issuance of common stock
at IPO, net.............      --     --   2,500    24,521       --           --            --        --        24,521
Conversion of preferred
stock into common stock
at IPO..................  (3,965)    (4)  3,965         4       --           --            --        --            --
Common stock issued
under stock option and
purchase plans..........      --     --      63       118       --           --            --        --           118
Issuance of common stock
warrants................      --     --      10        --       --           --            --        --            --
Common stock issued
pursuant to private
placement, net..........      --     --     972     5,930       --           --            --        --         5,930
Common stock issued to
SmithKline for asset
purchase................      --     --     638     9,000       --           --            --        --         9,000
Payment of notes
receivable..............      --     --      --        --       59           --            --        --            59
Deferred compensation
from stock incentive
program, net of
amortization............      --     --      --         8       --          618            --        --           626
Comprehensive loss:
 Net loss...............      --     --      --        --       --           --       (18,514)       --       (18,514)
 Unrealized loss on
 investments............      --     --      --        --       --           --            --        (3)           (3)
                                                                                                             --------
Comprehensive loss......      --     --      --        --       --           --            --        --       (18,517)
                          ------   ----  ------  --------    -----      -------     ---------      ----      --------
Balances at December 31,
1996....................      --     --   9,057    61,007      (75)      (1,315)      (37,814)       (3)       21,800
                          ------   ----  ------  --------    -----      -------     ---------      ----      --------
Common stock issued
under stock option and
purchase plans..........      --     --     185       187       --           --            --        --           187
Common stock issued
pursuant to private
placements, net.........      --     --   3,560    15,894       --           --            --        --        15,894
Conversion of Series A
preferred stock and
accrued dividends.......      --     --     442     1,521       --           --          (124)       --         1,397
Amendment to guaranteed
market value of common
stock issued to
SmithKline..............      --     --      --    (1,000)      --           --            --        --        (1,000)
Deferred compensation
from stock incentive
program, net of
amortization............      --     --      --       (91)      --          552            --        --           461
Comprehensive loss:
 Net loss...............      --     --      --        --       --           --       (27,935)       --       (27,935)
 Unrealized gain on
 investments............      --     --      --        --       --           --            --         5             5
                                                                                                             --------
Comprehensive loss......      --     --      --        --       --           --            --        --       (27,930)
                          ------   ----  ------  --------    -----      -------     ---------      ----      --------
Balances at December 31,
1997....................      --     --  13,244    77,518      (75)        (763)      (65,873)        2        10,809
                          ------   ----  ------  --------    -----      -------     ---------      ----      --------
Common stock issued
under stock option and
purchase plans..........      --     --     337       513       --           --            --        --           513
Conversion of Series A
preferred stock and
accrued dividends.......      --     --     251       604       --           --            (1)       --           603
Common stock issued
pursuant to private
placements, net.........      --     --   5,330    22,671       --           --            --        --        22,671
Issuance of common stock
and amendment to
guaranteed market value
of common stock issued
to SmithKline...........      --     --   1,038      (308)      --           --            --        --          (308)
Common stock issued
pursuant to license
agreements..............      --     --     382     4,010       --           --            --        --         4,010
Payment of notes
receivable and
repurchase of common
stock...................      --     --      (5)      (14)      10           --            --        --            (4)
Deferred compensation
from stock incentive
program, net of
amortization............      --     --      --       291       --          461            --        --           752
Comprehensive loss:
 Net loss...............      --     --      --        --       --           --       (26,595)       --       (26,595)
 Unrealized gain on
 investments............      --     --      --        --       --           --            --         1             1
                                                                                                             --------
Comprehensive loss......      --     --      --        --       --           --            --        --       (26,594)
                          ------   ----  ------  --------    -----      -------     ---------      ----      --------
Balances at December 31,
1998....................      --   $ --  20,577  $105,285    $ (65)     $  (302)    $ (92,469)     $  3      $ 12,452
                          ------   ----  ------  --------    -----      -------     ---------      ----      --------
Common stock issued
under stock option and
purchase plans
(unaudited).............      --     --     312       616       --           --            --        --           616
Issuance of common stock
under license agreements
(unaudited).............      --     --     628     4,720       --           --            --        --         4,720
Deferred compensation
from stock incentive
program, net of
amortization
(unaudited).............      --     --      --       825       --          177            --        --         1,002
Comprehensive loss:
 Net loss (unaudited)...      --     --      --        --       --           --       (10,714)       --       (10,714)
 Unrealized gain on
 investments
 (unaudited)............      --     --      --        --       --           --            --       (24)          (24)
                                                                                                             --------
Comprehensive loss
(unaudited).............      --     --      --        --       --           --            --        --       (10,738)
                          ------   ----  ------  --------    -----      -------     ---------      ----      --------
Balances at June 30,
1999 (unaudited)........      --   $ --  21,517  $111,446    $ (65)     $  (125)    $(103,183)     $(21)     $  8,052
                          ======   ====  ======  ========    =====      =======     =========      ====      ========

See accompanying Notes to Consolidated Financial Statements.

                             CONNETICS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                             Six Months Ended
                                Years Ended December 31,         June 30,
                               ----------------------------  ------------------
                                 1996      1997      1998      1998      1999
                               --------  --------  --------  --------  --------
                                                                (Unaudited)
Cash flows from operating
 activities:
Net loss.....................  $(18,514) $(27,935) $(26,595) $(14,264) $(10,714)
Adjustments to reconcile net
 loss to net cash used by
 operating activities:
 Depreciation and
  amortization...............     1,237     7,911     7,488     3,817     3,781
 Technology acquired in
  exchange for note payable
  and other long-term
  liability..................        --        --     4,010     4,010        --
 Amortization of deferred
  compensation...............       626       461       752       335     1,002
 Accrued interest on notes
  payable....................        --     1,107       519       259        --
 Gain on sale of Canadian
  rights to Ridaura..........        --      (525)       --        --        --
 Changes in assets and
  liabilities:
  Accounts receivable........      (428)   (1,099)    1,042     1,209    (2,888)
  Current and other assets...       690       (17)       18      (117)     (469)
  Accounts payable...........     3,738    (2,687)     (263)     (521)    1,255
  Accrued liabilities........     2,203      (809)    1,038       952       854
                               --------  --------  --------  --------  --------
Net cash used by operating
 activities..................   (10,448)  (23,593)  (11,991)   (4,320)   (7,179)
                               --------  --------  --------  --------  --------
Cash flows from investing
 activities:
Purchases of short-term
 investments.................   (21,650)  (12,152)  (10,969)   (3,971)   (1,901)
Sales and maturities of
 short-term investments......    11,648    16,263     8,552     5,666     4,248
Capital expenditures.........      (461)     (865)     (176)      (73)     (931)
Sale of Canadian rights to
 Ridaura.....................        --     1,300        --        --        --
Payment for licensed assets
 and product rights..........    (3,000)   (1,000)     (308)     (308)       --
                               --------  --------  --------  --------  --------
Net cash (used in) provided
 by investing activities.....   (13,463)    3,546    (2,901)    1,314     1,416
                               --------  --------  --------  --------  --------
Cash flows from financing
 activities:
Proceeds (payments) from bank
 loans.......................        --        --     4,000        --        --
Payment of notes payable.....    (2,205)       --    (3,200)   (1,000)   (3,300)
Proceeds from capital loans
 and long-term debt..........       323       333        --         2        --
Payments on obligations under
 capital leases and capital
 loans.......................    (1,244)   (2,470)   (2,836)   (1,304)     (232)
Proceeds from issuance of
 redeemable preferred stock..     2,000        --        --        --        --
Proceeds from issuance of
 preferred and common stock,
 net.........................    30,569    16,081    23,184    10,243     4,617
                               --------  --------  --------  --------  --------
Net cash provided by
 financing activities........    29,443    13,944    21,148     7,941     1,085
                               --------  --------  --------  --------  --------
Net change in cash and cash
 equivalents.................     5,532    (6,103)    6,256     4,935    (4,678)
Cash and cash equivalents at
 beginning of period.........     9,023    14,555     8,452     8,452    14,708
                               --------  --------  --------  --------  --------
Cash and cash equivalents at
 end of period...............  $ 14,555  $  8,452  $ 14,708  $ 13,387  $ 10,030
                               ========  ========  ========  ========  ========
Supplementary information:
Interest paid................  $  1,062  $    615  $    698  $    360  $    423
Investing and financing
 activities:
Assets acquired under capital
 leases......................  $    199  $     --  $     --  $     --  $     --
Deferred compensation related
 to stock options, purchase
 rights and purchase plan....  $    145  $     --  $    387  $    153  $    505
Issuance of common stock for
 licensed assets and product
 rights......................  $  9,000  $     --  $  4,010  $  4,010  $    719
Issuance of note payable for
 licensed assets and product
 rights......................  $  9,375  $     --  $     --  $     --  $     --
Preferred dividends on
 redeemable preferred stock,
 series A....................  $     --  $    124  $      1  $     --  $     --
Conversion of redeemable
 preferred stock, series A
 and preferred dividends into
 common stock................  $     --  $  1,521  $    604  $    604  $     --

See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

1. Organization and Summary of Significant Accounting Policies

  Organization

  Connetics Corporation was incorporated in the State of Delaware on February 8, 1993. In May 1997, our stockholders approved a change of the Company's name from "Connective Therapeutics, Inc." to "Connetics Corporation." References in this section to historical results include our results when we were known as "Connective Therapeutics, Inc." From our inception through 1996 we have principally been involved in research and development of therapeutics for diseases that involve connective tissues of the body, obtaining financing, recruiting personnel, securing operating facilities, and pursuing business development opportunities.

  In December 1996, we acquired exclusive U.S. and Canadian rights to Ridaura(R), a disease modifying anti-rheumatic drug, from SmithKline Beecham Corporation and related entities (SmithKline). Ridaura is the first product we commercialized, and it signified the beginning of our transition from purely product development to a revenue based sales and marketing company. In December 1997, we submitted a new drug application with the FDA to market Luxiq for the treatment of steroid responsive scalp dermatoses in North America. In 1998, we formed a wholly-owned subsidiary corporation, InterMune Pharmaceuticals, Inc., (InterMune) to further develop and market certain patent rights and know-how to interferon gamma in the United States through an exclusive license from Genentech, Inc. (see Notes 5 and 13). In March 1999, we received marketing clearance from the FDA to sell Luxiq and in April 1999, we launched Luxiq. There can be no assurance that any of our other potential products will be successfully developed, receive the necessary regulatory approvals or be successfully commercialized. Accordingly, our ability to continue our development and commercialization activities is dependent upon the ability of our management to obtain substantial additional financing.

  Liquidity and Financial Viability

  In the course of our development activities, we have sustained continuing operating losses and expect such losses to continue for the next few years. Our future capital uses and requirements depend on numerous factors, including the progress of our research and development programs, the progress of clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, and enforcing patent claims and other intellectual property rights, competing technological and market developments, our ability to establish collaborative arrangements, the level of product revenues, the possible acquisition of new products and technologies, and the development of commercialization activities. Therefore, such capital uses and requirements may increase in future periods. As a result, we may require additional funds prior to reaching profitability and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources.

  Other than the equity line agreement (see Note 6), we currently have no commitments for any additional financings, and there can be no assurance that additional funding will be available to finance our ongoing operations when needed or, if available, that the terms for obtaining such funds will be favorable or will not result in dilution to the our stockholders. Our inability to obtain sufficient funds could require us to delay, scale back or eliminate some or all of our research and development programs, to limit the marketing of our products or to license to third parties the rights to commercialize products or technologies that we would otherwise seek to develop and market ourselves.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  Principles of Consolidation

  The consolidated financial statements include our accounts and our wholly-owned subsidiary corporation, InterMune through April 28, 1999. Material intercompany balances and transactions have been eliminated.

  Interim Financial Information

  The financial information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position, operating results and cash flows for the interim date and periods. Results for the six months ended June 30, 1999 are not necessarily indicative of results to be expected for the full fiscal year 1999 or for any future period.

  Cash, Cash Equivalents and Short-term Investments

  Cash and cash equivalents consist of cash on deposit with banks and money market instruments with original maturity of 90 days or less. Investments with maturities beyond three months at the date of acquisition and that mature within one year from the balance sheet date are considered to be short-term investments. Cash equivalents and short-term investments are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method.

  We believe we have established guidelines for the investment of our excess cash relative to diversification and maturities that maintain safety and liquidity.

  Fair Value of Financial Instruments

  The carrying amount of cash, cash equivalents and short-term investments, accounts receivable, notes receivable from related parties, current liabilities, notes payable, and long-term lease obligations, loans and debt are considered to be representative of their respective fair values at December 31, 1998.

  Property and Equipment

  Property and equipment is stated at cost and depreciated using the straight-line method over the useful lives of the assets, generally three to five years. Assets acquired under capital lease arrangements are amortized over the shorter of the estimated useful lives or the lease term.

  Research and Development

  Research and development costs are expensed as incurred.

  Revenue Recognition

  Revenues from product sales are recognized upon shipment, net of allowances for estimated returns, rebates and chargebacks. We are obligated to accept from customers the return of

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

pharmaceuticals that have reached their expiration date. To date we have not experienced significant returns of expired products. Contract revenue under collaborative agreements is recognized when earned under the terms of the agreement and when performance obligations have been met, related payments are receivable and non-refundable, and when collection is assured.

  Income Taxes

  Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  Net Loss Per Share

  Effective 1997, we adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). This statement requires the presentation of basic and diluted net income or loss per share. Basic net loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average of common and diluted equivalent shares outstanding during the period. All historical earnings per share amounts have been restated to conform to the provisions of this statement (see Note 14).

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Disclosure about Segments of an Enterprise and Related Information

  Effective January 1, 1998, we adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective beginning in our year ended December 31, 1998. Currently we operate one segment, the development and commercialization of therapeutics for diseases that involve connective tissues of the body, and therefore there is no impact to our financial statements of adopting SFAS 131. For the year ended December 31, 1998 and the six months ended June 30, 1999, all of our product sales were to customers in the United States. For the year ended December 31, 1997, sales to customers outside the United States (principally in Canada) were $353,000.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

2. Cash Equivalents and Short-term Investments

  The following is a summary of available-for-sale investments (in thousands):

                                                December 31, 1997
                                    ------------------------------------------
                                                 Gross      Gross    Estimated
                                    Amortized  Unrealized Unrealized   Fair
                                      Costs      Gains       Loss      Value
                                    ---------  ---------- ---------- ---------
Corporate bonds.................... $  3,824      $  1       $ --    $  3,825
Commercial paper...................    1,947        --         --       1,947
Certificate of deposits............    2,068         1         --       2,069
Money market funds.................    3,582        --         --       3,582
                                    --------      ----       ----    --------
  Total............................   11,421         2         --      11,423
Less amount classified as cash
 equivalents.......................   (5,529)       --         --      (5,529)
                                    --------      ----       ----    --------
Total short-term investments....... $  5,892      $  2       $ --    $  5,894
                                    ========      ====       ====    ========
                                                December 31, 1998
                                    ------------------------------------------
                                                 Gross      Gross    Estimated
                                    Amortized  Unrealized Unrealized   Fair
                                      Costs      Gains       Loss      Value
                                    ---------  ---------- ---------- ---------
Corporate bonds.................... $  4,017      $  3       $ (3)   $  4,017
Commercial paper...................   15,638         3         --      15,641
Certificate of deposits............      520        --         --         520
Money market funds.................      391        --         --         391
                                    --------      ----       ----    --------
  Total............................   20,566         6         (3)     20,569
Less amount classified as cash
 equivalents.......................  (12,255)       (2)        --     (12,257)
                                    --------      ----       ----    --------
Total short-term investments....... $  8,311      $  4       $ (3)   $  8,312
                                    ========      ====       ====    ========
                                            June 30, 1999 (unaudited)
                                    ------------------------------------------
                                                 Gross      Gross    Estimated
                                    Amortized  Unrealized Unrealized   Fair
                                      Costs      Gains       Loss      Value
                                    ---------  ---------- ---------- ---------
Corporate bonds.................... $  7,082      $ --       $(20)   $  7,062
Commercial paper...................    7,469        --         (2)      7,467
Money market funds.................       67        --         --          67
                                    --------      ----       ----    --------
  Total............................   14,618        --        (22)     14,596
Less amount classified as cash
 equivalents.......................   (8,657)       --          2      (8,655)
                                    --------      ----       ----    --------
Total short-term investments....... $  5,961      $ --       $(20)   $  5,941
                                    ========      ====       ====    ========

  The net unrealized holding gain (loss) on available-for-sale investments included as a separate component of stockholders' equity totaled $2,000 at December 31, 1997, $1,000 at December 31, 1998 and $(20,000) at June 30, 1999.
The gross realized gains on sales of available-for-sale investments totaled $442,000 in 1997, $398,000 in 1998 and $331,000 in the six months ended
June 30, 1999. Gross realized losses on sales of available-for-sale investments totaled $78,000 in

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

1997, $53,000 in 1998 and none in the six months ended June 30, 1999. Realized gains and losses were calculated based on the specific identification method.

3. Property and Equipment

  Property and equipment consists of the following (in thousands):

                                                  December 31,
                                                 ----------------   June 30,
                                                  1997     1998       1999
                                                 -------  -------  -----------
                                                                   (unaudited)
   Laboratory equipment......................... $ 1,779  $ 1,889    $ 2,458
   Computer equipment...........................     501      546        714
   Furniture and fixtures.......................     397      417        527
   Leasehold improvements.......................     729      730        814
                                                 -------  -------    -------
                                                   3,406    3,582      4,513
   Less accumulated depreciation and
    amortization................................  (1,743)  (2,454)    (2,875)
                                                 -------  -------    -------
   Property and equipment, net.................. $ 1,663  $ 1,128    $ 1,638
                                                 =======  =======    =======

  Property and equipment includes assets under capitalized leases at December 31, 1998 and 1997 and June 30, 1999 of approximately $1.0 million. Accumulated amortization related to leased assets was approximately $831,000 at December 31, 1997, $945,000 at December 31, 1998 and $975,000 at June 30, 1999. There
were no new capitalized leases in 1998 or in the six months ended June 30, 1999.

4. Notes Receivable from Related Parties

  We hold notes receivable from our officers totaling $333,000 at December 31, 1997, $379,000 at December 31, 1998 and $385,000 at June 30, 1999. These notes, which bear interest at rates ranging from 5.5% to 8.5% annually, are collateralized by certain personal assets of our officers and are generally due and payable within three to five years.

5. Research and License Agreements

  Product Rights

  In December 1996, we acquired exclusive United States and Canadian rights to Ridaura, a disease modifying anti-rheumatic drug from SmithKline. The agreement, which was amended in 1997 and 1998, is referred to as the SKB Agreement. Under the SKB Agreement, we paid $3.0 million in cash in January 1997, issued a non-interest bearing $11.0 million promissory note payable due in two installments ($6.0 million in January 1998 and $5.0 million January
1999), issued 637,733 shares of common stock with a guaranteed value of $9.0 million at December 31, 1997, and are obligated to pay up to $6.0 million in royalty payments based on future product sales, for a potential aggregate consideration of up to $29.0 million. The $11.0 million promissory note was discounted at inception using an imputed interest rate of 11% and total imputed interest expense attributable to these payments is $1.6 million. The original amount of the discounted note,

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

$9.4 million, has been included in current and other long-term liabilities with imputed interest being recognized over the original term of the note.

  We determined the useful life of the acquired asset to be three years and have recorded amortization expense of $594,000 in 1996, $7.1 million in 1997, $6.7 million in 1998, and $3.4 million in the six-months ended June 30, 1999. Accumulated amortization was $7.7 million at December 31, 1997, $14.4 million at December 31, 1998 and $17.8 million at June 30, 1999. In December 1997, we sold our Canadian rights to Ridaura to Pharmascience, Inc. (Pharmascience), a Canadian corporation, for net consideration of $1.3 million. The original total purchase price of $21.4 million that has been capitalized was adjusted by the book value of the Canadian rights of approximately $775,000 to $20.6 million.

  The amendments to the SKB Agreement allows us to defer the principal payments of $11.0 million (originally due in January 1998 and January 1999 as discussed above) to SmithKline as follows:

   Due Date                         Amount    Due Date                         Amount
   --------                      ------------ --------                      ------------
   April 1, 1998                  $1,000,000  April 1, 1999                  $  800,000
   July 1, 1998                   $1,100,000  July 1, 1999                   $  800,000
   October 1, 1998                $1,100,000  October 1, 1999                $  700,000
   January 4, 1999                $2,500,000  January 3, 2000                $1,500,000
                                              April 1, 2000                  $1,500,000

  We are required to pay interest at prime rate plus 2% per year on the principal amount outstanding of $5.7 million from January 1, 1998 through January 4, 1999, and interest at prime rate plus 3% per year on the principal amount outstanding of $5.3 million from January 5, 1999 through April 1, 2000. We paid SmithKline $3.6 million in principal and interest in 1998 and $3.5 million in principal and interest in the six-months ended June 30, 1999. As of December 31, 1998, we have classified principal and accrued interest on this note of $4.9 million in the current portion of notes payable and other liabilities and $3.0 million in other long-term liabilities. As of June 30, 1999, we have included $4.6 million in principal and accrued interest in the current portion of notes payable and other liabilities.

  Under the SKB Agreement, the guaranteed value of the common stock was revised from $9.0 million to $8.0 million based on the fair market value of our common stock on April 1, 1998, with a maximum of 1,675,512 shares to be issued in total. In consideration for the adjustment, we paid SmithKline $1.0 million on December 31, 1997. As of April 1, 1998, the aggregate fair market value of the shares previously issued under the agreement was less than $8.0 million and, as a result, we issued an additional 1,037,779 shares of common stock and paid additional cash consideration of approximately $308,000 to SmithKline in fulfillment of our obligation to issue equity to SmithKline under the SKB Agreement.

  Under a related Supply Agreement, SmithKline will manufacture and supply Ridaura, in final package form, to us for an initial term through December 2001. Under a Supply Agreement with Pharmascience, we, through our relationship with SmithKline or other future vendors, will supply Ridaura exclusively in Canada to Pharmascience.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  License Agreements

  In September 1993, we entered into an agreement with Genentech, Inc., which was subsequently amended in July 1994, for an exclusive right to make, use and sell certain products arising from recombinant human relaxin in a defined field. In 1994, we incurred a liability of $684,000 for the purchase of research materials and payment of technology transfer costs under the agreement. This amount, payable in the form of cash or equity, was originally due on September 30, 1998, which was extended to April 1, 1999 with interest accruing on the amount outstanding at an annual rate of 7.5%. In April 1999, we issued 95,815 shares to Genentech with a fair market value of $709,416 to satisfy this obligation. We will also pay to Genentech royalties on sales of products arising from relaxin, if any. In April 1996, we acquired worldwide rights to relaxin from Genentech.

  In June 1996, we entered into an exclusive License Agreement with Soltec Research Pty Ltd., to develop and market a foam formulation of the dermatologic drug, betamethasone valerate, in North America. Under the terms of the license, we paid $75,000, ($35,000 was paid in 1996, $22,500 was paid in January 1998, and $17,500 was paid in April 1999), in licensing fees to Soltec (based on certain milestones) plus royalties on future sales of products, if any, arising from the licensed technology. We also have an exclusive option on Soltec's foam formulation for the delivery of other compounds.

  In December 1995, we entered into a license agreement with Genentech to acquire exclusive development and marketing rights to interferon gamma in the United States for dermatologic indications. In May 1998, we amended and restated this agreement and entered into a new license agreement that granted us an exclusive license under certain patent rights and know-how to ACTIMMUNE(R) (interferon gamma) for the treatment of chronic granulomatous disease (CGD) and several additional indications (non-cancer dermatological diseases, infectious diseases, osteopetrosis, pulmonary fibrosis and asthma) in the United States. Under the terms of the agreement, we issued Genentech 380,048 shares of its common stock valued at $2.0 million at the time of closing with a guaranteed value of $4.0 million at the second closing date, originally set as December 28, 1998. On December 28, 1998, we amended the second closing date to any time on or before December 15, 1999. In the event that the value of the initial shares issued is less than $4.0 million, we will either issue additional shares or pay cash to Genentech. We will also be required to pay Genentech certain development and commercialization milestones and royalties on sales. We also entered into a Supply Agreement with Genentech whereby they will manufacture and supply interferon gamma, in bulk form or finished product. This agreement will terminate on the earlier of May 5, 2001 or the date on which we enter into a supply agreement with a third party manufacturer that is mutually approved by both parties. Because the realizability of the license is largely uncertain as it relates to a pre-FDA approved product and is dependent on additional research and development related to interferon gamma, we recorded a $4.0 million non-cash license fee charge in 1998.

  Agreement with XOMA

  In June 1994, we entered into a Technology Acquisition Agreement with XOMA Corporation to purchase all rights to TCR vaccines technology and for the exclusive right to make, use and sell certain products under a sublicense agreement in exchange for the issuance of two promissory notes totaling $2.2 million which were repaid in February 1996. In addition to these notes, we have accrued an additional consideration of $500,000 (included in current portion of notes payable and

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

other liabilities at June 30, 1999). The $500,000 is payable upon the earlier of the achievement of commencement of Phase III clinical trials for a product involving the licensed technology, or June 2000. We will pay an additional $1,000,000 upon FDA approval of a product involving the licensed technology, and including royalties based on future product sales. However, while the results of pilot clinical studies using TCR vaccines for the treatment of rheumatoid arthritis and multiple sclerosis were encouraging, we have suspended most of the activity related to TCR research and development in 1998, to permit us to focus our resources on products closer to market. We are evaluating our options, and intend to reach a decision regarding the TCR program before the due date of the additional $500,000.

  Development, Commercialization and Supply Agreements

  In April 1998, we entered into a development, commercialization and supply agreement with Suntory Pharmaceuticals (Suntory), a division of Suntory Limited of Osaka, Japan, for relaxin for the treatment of scleroderma. Under the terms of the agreement, Suntory will pay us approximately $14.0 million in license fees and milestone payments, be responsible for all development and commercialization expenses in Japan, and pay royalties on sales in Japan for the treatment of scleroderma. Payments under this agreement are made to us in Japanese yen. We have retained rights to all other indications in Japan for relaxin. Suntory will purchase relaxin materials from us and make milestone payments based upon development progress in the United States and Japan. On April 30, 1998, Suntory paid an up-front license fee of $1.5 million (net of $165,000 international withholding tax), and in May 1999, they paid a development milestone fee of $791,000 (net of $88,000 international withholding tax).

  In January 1999, Connetics entered into a development, commercialization and supply agreement with Medeva PLC of the United Kingdom (Medeva) for certain therapeutic indications pertaining to relaxin. Under the terms of the agreement, Medeva paid $8.0 million upon closing which included a $4.0 million contract fee and a $4.0 million equity investment, and will pay $17.0 million of milestone payments based upon development progress in the U.S. and Europe and $5.0 million for the development and approval of each indication in Europe in addition to scleroderma. Medeva is responsible for all development and commercialization activities in Europe and is required to pay royalties on sales in Europe. Medeva will reimburse us for 50% of our product development costs in the U.S. up to a maximum of $1.0 million per quarter for an estimated total of $10.0 million. We also agreed to share U.S. co-promotion rights with Medeva for up to five years, and Medeva will also purchase relaxin materials from us. For the six months ended June 30, 1999, we recorded $6.0 million in contract revenues ($4.0 million in contract fee and $2.0 million for the quarterly reimbursement of product development costs) under this agreement.

  Promotion Agreements

  In March 1999, we entered into two agreements with MGI Pharma, Inc. (MGI). Under the terms of the agreements, MGI will promote Ridaura and Luxiq to the rheumatology market in the United States in exchange for promotional fees. These arrangements take advantage of MGI's specialty sales force that calls on rheumatologists in the United States, and allows us to focus our attention on the dermatology marketplace. For the six months ended June 30, 1999, we recorded $250,000 in promotion fees.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

6. Financing Arrangements

  Long-Term Debt

  On December 21, 1995, Connetics entered into a term Loan and Security Agreement (the First Term Loan) with a bank consortium (the Lenders) under which we borrowed $5.0 million at the interest rate of 13% per year. In connection with the First Term Loan, we issued a warrant to purchase 73,071 shares of common stock at an exercise price of $5.78 per share, exercisable at any time through December 2002. In conjunction with the First Term Loan, we granted the Lenders a first security interest in our corporate assets. At December 31, 1998, the loan was paid in full.

  On September 24, 1998, we entered into a term Loan and Security Agreement (the Second Term Loan) with a bank (the Lender), which was modified on December 22, 1998, under which we borrowed $4.0 million. The Second Term Loan bears interest at prime rate plus 1.25% (9.0% at December 31, 1998) with interest only payments for the first twelve months (through September 23, 1999), and is to be repaid thereafter in forty-eight (48) equal monthly installments of principal plus accrued interest. On the first anniversary of the loan, we have the right to elect whether the aggregate Second Term Loan outstanding will bear interest at (i) a floating rate equal to prime rate plus 1.25% or (ii) a fixed rate equal to 4.5 percentage points above the yield of the 48-month Treasury Bill (fixed at the time of election). In conjunction with the Second Term Loan, we granted the Lender a first priority security interest in our presently existing intellectual property collateral, as defined in the loan documents. Covenants governing the Second Term Loan require the maintenance of certain financial ratios, and if we do not meet the covenants during the loan period, a restricted cash pledge must be made against 100% of the outstanding loan balance.

  Structured Equity Line Flexible Financing

  On December 2, 1996, we entered into a Structured Equity Line Flexible Financing Agreement (the Equity Line) with Kepler Capital LLC (Kepler) that allows us to access up to $25 million through sales of our common stock. The Equity Line, originally to be made available on or before December 1, 1997, became available on June 26, 1998 and will remain open until June 2001. During any 90-day period within the three-year term, if our stock meets certain volume restrictions and trades above $10.00, then up to $500,000 would be drawn against the Equity Line in exchange for the sale of stock at an approximate minimum price of $10.00. The purchase price will be subject to a maximum discount of 15%. As a commitment fee to Kepler for keeping the equity line available, we have issued a warrant to purchase 250,000 shares of common stock (see Note 11). To date, we have not drawn down any amount against the Equity Line.

7. Capital Lease Obligations and Capital Loans

  Connetics has borrowings under our capital lease and capital loan credit lines totaling $1,364,000 at December 31, 1998. No additional borrowings are available under capital lease and capital loan credit lines at December 31, 1998. Under the terms of a master lease agreement, ownership of the leased equipment reverts to us at the end of the lease term.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  As of December 31, 1998, future minimum lease payments under capital leases and principal payments on capital loans are as follows:

                                                  Capital Leases Capital Loans
                                                  -------------- -------------
                                                         (in thousands)
   Year ending December 31:
     1999........................................      $ 79          $225
     2000........................................        54           168
     2001........................................        39            --
                                                       ----          ----
     Total minimum lease and principal payments,
      respectively...............................       172          $393
                                                                     ====
     Less amount representing interest...........        22
                                                       ----
     Present value of future payments............       150
     Less current portion of capital lease
      obligations................................        66
                                                       ----
     Non-current portion of capital lease
      obligations................................      $ 84
                                                       ====

  The obligations under the capital leases and loans are secured by the leasehold improvements and equipment financed, bear interest at fixed rates of approximately 8% to 19% and are payable in monthly installments through September 2001.

8. Operating Leases

  We lease two facilities under non-cancelable operating leases, one which expires in July 1999, with an option to extend the term of the lease for one additional period of two years, and another in March 1999. We did not extend the term of the lease expiring in March 1999, but have renewed the lease which expired in July 1999 through January 2003. In November 1998, we entered into a non-cancelable operating lease on a third facility with a lease commencement date of January 1, 1999 and expiration date of January 31, 2002. The future minimum rental payments under the leases as of December 31, 1998 are as follows (in thousands):

   Years ending December 31:
     1999............................................................... $  627
     2000...............................................................    314
     2001...............................................................    315
     2002...............................................................     26
                                                                         ------
                                                                         $1,282
                                                                         ======

  We recognize rent expenses on a straight-line basis over the term of each lease. Rent expense under operating leases was approximately $425,000 in 1996, $639,000 in 1997, $687,000 in 1998 and $429,000 in the six-months ended June
30, 1999.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

9. Notes Receivable from Stockholders

  We held notes receivable of $75,000 at December 31, 1997, and $65,000 at December 31, 1998 and June 30, 1999, from certain stockholders for the purchase of our common stock. These notes bear interest at rates ranging from 6% to 7% annually and are secured by the shares of common stock held by the borrowers. The notes are due and payable, together with any unpaid interest, no later than either the fourth or fifth anniversary of the note, or, for certain of these notes, within 30 days of termination of employment with Connetics. In June 1998, one note was paid in full including accrued interest.

10. Redeemable Convertible Preferred Stock

  In December 1996, Connetics issued 200 shares of 7% Series A Redeemable Convertible Preferred Stock (Series A Redeemable Preferred Stock), par value $0.001 per share, in a Regulation S offering at a per share price of $10,000 with a mandatory redemption date of December 4, 1999. The Series A Redeemable Preferred Stock had provisions for dividends and principal to be converted into common stock according to a formula. As of January 31, 1998, all 200 shares of Series A Redeemable Preferred Stock plus accrued dividends of $125,000 had been converted to 693,393 shares of common stock with a value of $2,125,000.

11. Stockholders' Equity

  Warrants

  In July 1995, we issued warrants to purchase 18,395 shares of Series B Preferred Stock at an exercise price of $4.89 per share pursuant to a capital lease and capital loan agreement. Each such warrant was converted into a warrant for the purchase of one share of common stock and such warrants are exercisable any time through July 2002.

  Under a Master Bridge Loan Agreement with certain stockholders of Connetics in December 1995, we issued warrants that expire in December 2000 to purchase a total of 22,727 shares of common stock at an exercise price of $11.00 per share. Also in December 1995, in connection with a loan and security agreement with a bank consortium, we issued warrants, which expire in December 2002, to purchase 73,071 shares of common stock at an exercise price of $5.78 per share.

  In conjunction with our issuance of 200 shares of Series A Redeemable Preferred Stock in December 1996 (see Note 10), warrants were issued that allow the holders to purchase up to 20,000 shares of our common stock at an exercise price of $7.43 per share, with an expiration date of December 4, 2001.

  In conjunction with the Equity Line (see Note 6), we issued a warrant on January 2, 1997 to purchase 250,000 shares of common stock at an exercise price of $8.25 per share. The warrant is exercisable over a period of 5 years from date of issuance. On each of June 26, 1999, 2000, and 2001, we will be required to issue an additional five-year warrant exercisable for a number of shares based on the amount of equity line still available to us. Accordingly, as of June 30, 1999, we are obligated to issue a warrant to purchase 25,000 shares of our common stock at an exercise price of $6.88 per share.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  In conjunction with our issuance of 1,810,000 shares in May 1997 to certain private investors, we issued warrants to purchase 905,000 shares of our common stock at an exercise price of $9.08 per share. These warrants will expire May 15, 2001.

  In January 1998, we issued a warrant to a third party to purchase 6,000 shares of common stock at an exercise price of $6.00 per share as partial compensation for services rendered to us in connection with a private placement of our common stock on December 15, 1997. The fair value of this warrant has not been recorded as the amount was immaterial.

  Common Stock

  Connetics has the right to repurchase, at the original issue price per share, certain shares of common stock issued to employees, consultants, investors and founders. This right generally expires ratably over a period of time not greater than five years, in accordance with terms determined by the Board of Directors. Outstanding shares of 36,202 at December 31, 1997 and 389 at December 31, 1998 and none at June 30, 1999 were subject to repurchase at an original issue price of $0.45 per share, including shares issued pursuant to stock purchase rights under the 1994 Stock Plan (see Note 12).

  Dividend Restrictions

  Our loan agreement with a bank lender prohibits us from declaring or paying a dividend without the bank's prior written consent.

  Common Shares Reserved for Future Issuance

  Connetics has reserved shares of common stock as follows:

                                                    December 31,      June 30,
                                                   1997      1998       1999
                                                 --------- --------- ----------
                                                                     (unaudited)
   1994 Stock Plan.............................. 1,706,467 2,150,495 2,532,585
   1995 Employee Stock Purchase Plan............    46,147   289,538   196,011
   1995 Directors Stock Option Plan.............   150,000   250,000   400,000
   1998 Supplemental Stock Plan.................        --   500,000   269,250
   Non-plan stock options outstanding...........    38,863    38,863    38,488
   Common stock warrants........................ 1,289,193 1,295,193 1,320,193
                                                 --------- --------- ---------
                                                 3,230,670 4,524,089 4,756,527
                                                 ========= ========= =========

12. Stock Plans

  1994 Stock Plan

  Connetics' 1994 Stock Plan (the Plan) authorizes our Board of Directors (the Board) to grant incentive stock options, non-statutory stock options, and stock purchase rights for up to 2,600,000 shares of common stock. At our annual meeting in May 1999, the stockholders approved the increase of shares in the Plan to an aggregate of 3,100,000 shares of common stock.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  The options under this Plan expire no later than ten years from the date of grant. The exercise price of the incentive stock options, non-statutory stock options and options granted to 10% shareholders must be at least 100%, 85%, and 110%, respectively, of the fair value of the stock subject to the option on the grant date. The price for shares purchased pursuant to stock purchase rights by 10% shareholders must be at least 100% of the fair market value of the stock on the date of grant.

  The options generally become exercisable as determined by the Board, but in no event at a rate of less than 20% per year for a period of five (5) years from date of grant. Shares granted under the Plan pertaining to stock purchase rights are generally subject to repurchase by us at the original issue price per share. Our right to repurchase these shares generally expires ratably over a period of time not greater than five years.

  1995 Director Stock Option Plan

  The 1995 Director Stock Option Plan (the Directors' Plan) was adopted by the Board in December 1995. A total of 250,000 shares of common stock have been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of non-statutory stock options to non-employee directors of Connetics. At our annual meeting in May 1999, the stockholders approved an increase in the Directors' Plan to an aggregate of 400,000 shares of common stock.

  The Directors' Plan provides that each person who first becomes a non-employee director shall be granted a non-statutory stock option to purchase 30,000 shares of common stock (the First Option) on the date on which he or she first becomes a non-employee director. Thereafter, on the date of each annual meeting of our stockholders, each non-employee director is granted an additional option to purchase 7,500 shares of common stock (a Subsequent Option) if he or she has served on the Board for at least six months as of the annual meeting date.

  Under the Directors' Plan, the First Option is exercisable in installments as to 25% of the total number of shares subject to the First Option on each of the first, second, third and fourth anniversaries of the date of grant of the First Option; each Subsequent Option becomes exercisable in full on the first anniversary of the date of grant of that Subsequent Option. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of our common stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years. At December 31, 1998, 165,000 shares had been granted and were outstanding at a weighted average price of $6.07. At June 30, 1999, 202,500 shares had been granted and were outstanding at a weighted average price of $6.33, with 197,500 shares available for future grants.

  1998 Supplemental Stock Plan

  On November 5, 1998, the Board approved the 1998 Supplemental Stock Plan (the Supplemental Plan) that provides the Board the authority to grant non-statutory stock options to employees and consultants for up to 500,000 shares of common stock. Officers and directors of Connetics are not eligible for grants under the Supplemental Plan.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  The options under this Plan expire no later than ten years from the date of grant. The exercise price of the non-statutory stock options shall be at least 100% of the fair value of the stock subject to the option on the grant date. The options generally become exercisable at such times as determined by the Board, but in no event at a rate of less than 20% per year for a period of five
(5) years from date of grant. Effective May 19, 1999, the Board is no longer authorized to grant options under the Supplemental Plan.

  2000 Stock Plan

  In February 1999, the Board approved, and recommended that Connetics stockholders approve, a new 2000 Stock Plan (the 2000 Plan). Initially, an amount equal to three percent (3%) of shares issued and outstanding on December 31, 1999 will be authorized and available for future grants under the 2000 Plan. Each year thereafter, on the first day of each new calendar year, the number of shares available shall be increased (with no further action needed by the Board or the stockholders) by a number of shares equal to the lesser of three percent of the number of shares of common stock outstanding on the last preceding business day, or an amount determined by the Board. At the annual meeting of stockholders in May 1999, the 2000 Plan was approved, and will become effective on January 1, 2000, at which time the Board is no longer authorized to grant options under the 1994 Plan.

  Non-Plan Stock Options

  Connetics may from time to time grant options outside one of its qualified plans (Non-Plan Stock Options). As of December 31, 1998, a total of 64,612 Non-Plan Stock Options had been granted and options to purchase 38,863 shares were outstanding at a weighted average price of $4.74 per share. At June 30, 1999, a total of 139,612 Non-Plan Stock Options had been granted with options to purchase 38,488 shares were outstanding at a weighted average price of $4.79 per share.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  Activity under the Plan, the Directors' Plan, Supplemental Stock Plan and Non-Plan Stock Options is summarized as follows:

                                                           Outstanding Options
                                                           ---------------------
                                                 Shares                Weighted
                                               Available   Number of  Avg. Price
                                               for Grant    shares    per share
                                               ----------  ---------  ----------
Balance, December 31, 1995....................    297,841    956,102    $0.71
  Additional shares authorized................    300,989         --       --
  Options granted.............................   (196,540)   196,540    $8.76
  Options exercised...........................         --    (62,302)   $0.45
  Shares repurchased..........................     10,717         --    $0.45
  Options canceled............................     57,154    (57,154)   $0.45
                                               ----------  ---------    -----
Balance, December 31, 1996....................    470,161  1,033,186    $2.04
  Additional shares authorized................    500,000         --       --
  Options granted.............................   (865,023)   904,635    $6.15
  Options exercised...........................         --   (147,629)   $0.67
  Shares repurchased..........................         --         --       --
  Options canceled............................     58,349    (58,349)   $4.64
                                               ----------  ---------    -----
Balance, December 31, 1997....................    163,487  1,731,843    $4.33
  Additional shares authorized................  1,225,000         --       --
  Options granted............................. (1,033,000) 1,033,000    $3.68
  Options exercised...........................         --   (185,328)   $0.80
  Shares repurchased..........................      4,356         --    $0.44
  Options canceled............................    247,135   (247,135)   $5.27
                                               ----------  ---------    -----
Balance, December 31, 1998....................    606,978  2,332,380    $4.22
                                               ----------  ---------    -----
  Additional shares authorized (unaudited)....    499,250         --       --
  Options granted (unaudited).................   (460,748)   460,748    $6.09
  Options exercised (unaudited)...............         --   (193,285)   $1.61
  Options canceled (unaudited)................    124,587   (129,587)   $5.29
                                               ----------  ---------    -----
Balance, June 30, 1999 (unaudited)                770,067  2,470,256    $4.72
                                               ==========  =========    =====

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  The following table summarizes information concerning outstanding and exercisable options at December 31, 1998:

                                  Options Outstanding             Options Exercisable
                         -------------------------------------- ------------------------
                                   Weighted Avg.
                                     Remaining
                                    Contractual
        Range of         Number of     Life      Weighted Avg.  Number of Weighted Avg.
     Exercise Price       shares    (in years)   Exercise Price  Shares   Exercise Price
     --------------      --------- ------------- -------------- --------- --------------
$0.44 - $2.22...........   480,502     6.73          $0.62       353,725      $0.66
$2.56 - $3.88...........   672,250     6.36          $3.51        28,547      $3.63
$4.00 - $4.31...........   477,563     8.99          $4.11        71,071      $4.23
$4.50 - $7.13...........   516,275     8.30          $6.74       233,696      $7.02
$7.50 - $11.00..........   185,790     7.55          $9.34       115,612      $9.60
                         ---------     ----          -----       -------      -----
$0.44 - $11.00.......... 2,332,380     7.50          $4.22       802,651      $4.22

  For the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999, we recorded deferred compensation expense for the difference between the exercise price and the deemed fair value of our common stock, related to shares issued pursuant to stock purchase rights and options granted in 1995 and 1996. These options were granted to provide additional incentives to retain management and key employees. This deferred compensation expense is being amortized over the related vesting period, generally a 48-month period.

  1995 Employee Stock Purchase Plan

  Our 1995 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Board in December 1995. A total of 500,000 shares of common stock has been reserved for issuance under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee of the Board. Employees (including officers and employee directors) of Connetics, or of any majority owned subsidiary designated by the Board, are eligible to participate if they are employed by us or any such subsidiary for at least 20 hours per week and more than 5 months per year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of our common stock at the beginning or end of the offering period. Shares issued under the plan were 53,853 in 1997 and 156,609 in 1998, and at December 31, 1998, 289,538 shares were reserved for future issuance. As of June 30, 1999, 93,527 shares had been issued and 196,011 shares are available for purchase.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  Pro Forma Information

  We adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), in 1996. In accordance with the provisions of SFAS 123, we apply APB Opinion No. 25 and related interpretations in accounting for our stock option plans and, accordingly, do not recognize compensation cost. If we had elected to recognize compensation cost based on the fair value of the options granted at grant date and including stock purchases under the Purchase Plan as prescribed by SFAS 123, net loss and net loss per share would have been increased to the pro forma amounts indicated in the table below:

                                                    1996      1997      1998
                                                  --------  --------  --------
                                                   (In thousands except per
                                                        share amounts)
   Net loss -- as reported....................... $(18,514) $(27,935) $(26,595)
   Net loss -- pro forma......................... $(19,339) $(29,287) $(27,964)
   Net loss per share -- as reported............. $  (2.71) $  (2.69) $  (1.61)
   Net loss per share -- pro forma............... $  (2.83) $  (2.81) $  (1.69)

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                              Stock Option     Stock Purchase
                                                 Plans              Plan
                                             ----------------  ----------------
                                             1996  1997  1998  1996  1997  1998
                                             ----  ----  ----  ----  ----  ----
   Expected stock price volatility.......... 60.0% 60.0% 90.0% 60.0% 60.0% 76.6%
   Risk-free interest rate.................. 5.91% 5.77% 4.74% 5.48% 5.63% 5.05%
   Expected life (in years).................  3.6   4.1   3.8   0.5   0.5   0.5
   Expected dividend yield..................  0.0%  0.0%  0.0%  0.0%  0.0%  0.0%

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average fair value of options granted was $3.12 per share during 1997 and $2.44 per share during 1998.

  The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

  1997 Stockholder Rights Plan

  In May 1997, we adopted a stockholder rights plan (the Rights Plan) that provides existing stockholders with the right to purchase one one-thousandth of a share of our Series B Participating Preferred Stock, $0.001 par value, at an exercise price of $49 per one one-thousandth of a preferred share in the event of certain changes in our ownership. We will be entitled to redeem the rights at $0.01 per right at any time on or before the tenth day following acquisition by a person or group of

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

15% or more of our common stock. The Rights Plan may serve as a deterrent to certain abusive takeover tactics that are not in the best interest of stockholders. At December 31, 1998, and June 30, 1999, a total of 90,000 shares were designated under the Rights Plan and no shares were issued and outstanding.

13. InterMune Pharmaceuticals, Inc.

  On April 28, 1999, Connetics spun-off InterMune, by selling a majority interest to outside investors. At the close of the spin-off, we retained approximately a 10% equity position in InterMune, received a license fee payment of $500,000, a $4.7 million dividend payment and will receive an additional $2.0 million in license and milestone payments and $1.5 million in return of equity over the next three years. We will retain commercial rights to and revenue from Actimmune for chronic granulomatous disease for three years and receive a royalty on Actimmune sales thereafter. In addition, we retain the product rights for potential dermatological applications of Actimmune. The dividend payment received in the spin-off resulted in a gain of approximately $1.1 million. The gain has been offset by the operating results of InterMune through April 28, 1999 of approximately $1.0 million and was included in of Interest and other income in the six months ended June 30, 1999.

14. Earnings Per Share

  The following table sets forth the computation of basic and diluted earnings per share:

   (In thousands except per                                     June 30,
   share amounts)                                           ------------------
                                1996      1997      1998      1998      1999
                              --------  --------  --------  --------  --------
                                                               (unaudited)
   Numerator:
   Net loss.................  $(18,514) $(27,935) $(26,595) $(14,264) $(10,714)
   Preferred stock
    dividends...............        --      (124)       (1)       (1)       --
                              --------  --------  --------  --------  --------
   Numerator for basic and
    diluted earnings per
    share --  loss to common
    stockholders............   (18,514)  (28,059)  (26,596)  (14,265)  (10,714)
   Denominator:
   Denominator for basic and
    diluted earnings per
    share -- weighted-
    average shares..........     6,825    10,412    16,533    15,081    21,235
   Basic and diluted net
    loss per share..........  $  (2.71) $  (2.69) $  (1.61) $  (0.95) $  (0.50)

  Options to purchase 2,332,380 shares of common stock at exercise prices ranging from $0.44 to $11.00 and warrants to purchase 1,295,193 shares of common stock at exercise prices ranging from $4.89 to $11.00 were outstanding as of December 31, 1998, but were not included in the computation of diluted earnings per share as their effect would be antidilutive. Options to purchase 2,470,256 shares of common stock at exercise prices ranging from $0.44 to $11.00 and warrants to purchase 1,320,193 shares of common stock at exercise prices ranging from $4.89 to $11.00, outstanding as of June 30, 1999, were also not included in the computation.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

15. Income Taxes

  As of December 31, 1998, Connetics had federal and state net operating loss carryforwards of approximately $75,700,000 and $14,900,000, respectively. We also had federal and California research and development tax credit carryforwards of approximately $2,400,000 and $1,400,000, respectively. The federal net operating loss and credit carryforwards will expire at various dates beginning in the year 2008 through 2018, if we do not use them. The state of California net operating losses will expire at various dates beginning in 1999 through 2003, if we do not use them.

  Utilization of our net operating loss carryforwards and credits may be subject to an annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before we are able to use them.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes.

  Significant components of our deferred tax assets for federal and state income taxes are as follows:

                                                               December 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
                                                              (in thousands)
   Deferred tax assets
     Net operating loss carryforward........................ $ 21,000  $ 26,600
     Capitalized research and development...................    2,400     3,100
     Research credit........................................    1,900     3,300
     Other--Net.............................................      600     2,500
                                                             --------  --------
     Total Deferred Tax Assets..............................   25,900    35,500
     Valuation allowance....................................  (25,900)  (35,500)
                                                             --------  --------
   Net deferred tax assets.................................. $     --  $     --
                                                             ========  ========

  Due to our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by $11,400,000 in 1997 and $9,600,000 in 1998.

16. Subsequent Events (unaudited)

  In July 1999, Connetics entered into a development, commercialization and supply agreement with Paladin Labs Inc., a Canadian corporation, for ConXn. Under the terms of the agreement, we received an initial payment of $800,000, which includes a development fee and an equity investment. In addition, we will receive semi-annual development payments and potential milestone payments of approximately $2.5 million over the next several years. Paladin is responsible for all development and commercialization activities in Canada, and will pay royalties on all sales of ConXn in Canada.

                               December 31, 1998

         (Information as of June 30, 1999 and for the six month periods ended June 30, 1998 and 1999 is unaudited)

  Also in July 1999, Connetics licensed from Soltec Research Pty Ltd., an Australian company, the exclusive worldwide rights (excluding Australia and New Zealand) to develop, manufacture and market ketoconazole foam (a quick-break foam formulation of the antifungal dermatologic drug, ketoconazole). Under the terms of the agreement, we will pay a total of $277,500 in license fees, of which $120,000 was paid upon signing of agreement, $67,500 is due upon the filing of a new drug application and $90,000 is due upon FDA approval of product, plus royalties on future product sales, if any, arising from the licensed technology. In addition, we will pay Soltec ten percent (10%) of any upfront payments received in connection with sublicense of the rights to the product.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy shares of Connetics Corporation common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Connetics common stock.

                               TABLE OF CONTENTS

Prospectus Summary........................................................    1

Risk Factors..............................................................    5

Forward Looking Information...............................................   18

Use of Proceeds...........................................................   19

Dividend Policy...........................................................   19

Price Range of Common Stock...............................................   19

Capitalization............................................................   20

Dilution..................................................................   21

Selected Consolidated Financial Data......................................   22

Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23

Business..................................................................   31

Management................................................................   46

Underwriting..............................................................   49

Legal Matters.............................................................   51

Experts...................................................................   51

Where You Can Find Additional Information.................................   52

Index to Consolidated Financial Statements................................  F-1





PROSPECTUS                                                                , 1999

                                4,000,000 Shares

                           Connetics Corporation Logo


                                  Common Stock


                            Warburg Dillon Read LLC

                               Hambrecht & Quist

                           Raymond James & Associates

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following table shows the costs and expenses, payable by Connetics in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                                        Amount
                                                                        to be
                                                                         Paid
                                                                       --------
   SEC registration fee............................................... $  7,673
   NASD filing fee....................................................    3,260
   Nasdaq National Market listing fee.................................   17,500
   Printing expenses..................................................  100,000
   Legal fees and expenses............................................  150,000
   Accounting fees and expenses.......................................  100,000
   Blue Sky fees and expenses.........................................    5,000
   Transfer Agent and Registrar fees..................................    5,000
   Miscellaneous expenses.............................................   61,567
                                                                       --------
     Total............................................................ $450,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IX of the Registrant's Amended and Restated Certificate of Incorporation and Article VII,
Section 6 of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

Item 16. Exhibits

  1.1*   Underwriting Agreement
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2*   Consent of Counsel (included in Exhibit 5.1)
 24.1    Power of Attorney (See Page II-3)
 27.1    Financial Data Schedules

-----------------
* denotes exhibit to be filed by amendment.

Item 17. Undertakings

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, Connetics certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 24th day of August, 1999.

                                          Connetics Corporation

                                          By:     /s/ Thomas G. Wiggans
                                             __________________________________
                                                    Thomas G. Wiggans
                                              President and Chief Executive
                                                         Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, John L. Higgins and Katrina Church their attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this registration statement on Form S-3 (including post-effective amendments), to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutions, may do or cause to be done by virtue of this Power of Attorney.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                             Title                    Date

        /s/ Thomas G. Wiggans          President, Chief Executive       August 24, 1999
______________________________________  Officer (Principal Executive
          Thomas G. Wiggans             Officer)
                                        and Director

         /s/ John L. Higgins           Vice President of Finance,       August 24, 1999
______________________________________  Administration and Chief
           John L. Higgins              Financial Officer (Principal
                                        Financial and Accounting
                                        Officer)

           /s/ G. Kirk Raab            Chairman of the Board of         August 24, 1999
______________________________________  Directors
             G. Kirk Raab

    /s/ Alexander E. Barkas, Ph.D.     Director                         August 24, 1999
______________________________________
      Alexander E. Barkas, Ph.D.

              Signature                             Title                    Date

      /s/ Eugene A. Bauer, M.D.        Director                         August 24, 1999
______________________________________
        Eugene A. Bauer, M.D.

       /s/ Brian H. Dovey              Director                         August 24, 1999
______________________________________
            Brian H. Dovey

         /s/ John C. Kane              Director                         August 24, 1999
______________________________________
             John C. Kane

       /s/ Thomas D. Kiley             Director                         August 24, 1999
______________________________________
           Thomas D. Kiley

     /s/ Joseph J. Ruvane, Jr.         Director                         August 24, 1999
______________________________________
        Joseph J. Ruvane, Jr.

                                 EXHIBIT INDEX

                               Index to Exhibits

 Exhibit No.                        Description
 -----------                        -----------
  1.1*       Underwriting Agreement
  5.1*       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation
 23.1        Consent of Ernst & Young LLP, Independent Auditors
 23.2*       Consent of Counsel (included in Exhibit 5.1)
 24.1        Power of Attorney (See Page II-3)
 27.1        Financial Data Schedules

-----------------
* denotes exhibit to be filed by amendment.